EXHIBIT 99.3
                                                                   ------------


M A N A G E M E N T ' S   D I S C U S S I O N   A N D   A N A L Y S I S


This management's discussion and analysis ("MD&A") is dated February 20, 2007 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the audited consolidated financial statements and MD&A for the year ended December 31, 2005 and MD&A for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

NON-GAAP MEASURES

Management uses cash flow, cash flow from operations and cash flow from operations per unit derived from cash flow from operating activities (before changes in non-cash working capital and expenditures on site reclamation and restoration) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.

The following table reconciles the cash flow from operating activities to cash flow from operations which is used frequently in this MD&A:

===============================================================================
($ millions)                                                2006        2005
===============================================================================
Cash flow from operating activities                         734.0      616.7
Changes in non-cash working capital                          16.0       17.9
Expenditures on site reclamation and restoration             10.6        4.9
-------------------------------------------------------------------------------
Cash flow from operations                                   760.6      639.5
===============================================================================

Management uses certain key performance indicators ("KPI's") and industry benchmarks such as payout ratio, operating netbacks ("netbacks"), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit to analyze financial and operating performance. Management feels that these KPI's and benchmarks are a key measure of profitability and overall sustainability for the Trust. These KPI's and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.


FOURTH QUARTER FINANCIAL AND OPERATIONAL RESULTS

The Trust had an active fourth quarter with the closing of $93 million of acquisitions and $121.9 million spent on capital development activities which contributed to quarterly average production of 63,663 boe per day. The Trust had a payout ratio of 70 per cent and funded $48.8 million of its fourth quarter capital development program with cash flow. The fourth quarter was an active one for the Trust with the drilling of 59 gross wells on operated properties and new production coming on-stream.

Late in the fourth quarter, natural gas prices started to recover to levels not seen since the first quarter of 2006, however, oil prices declined. Due to increasing electricity prices, the Trust's fourth quarter operating costs were higher than previous quarters of 2006. Late in the quarter, electricity prices declined so as to be more in line with historical levels.

The Government's proposed Trust taxation announcement on October 31, 2006 was an unforeseen event in the fourth quarter of 2006 and it had a significant impact throughout the trust sector. With the government announcement, there was a significant devaluation in trust unit prices and a mass "sell off" of trust units whereby the Trust incurred an approximate 20 per cent decrease in the trust unit price and a resulting negative total return to unitholders in the fourth quarter and 2006 as a whole. Despite this event, ARC's core business is unchanged and the Trust's financial results are strong as indicated by record levels of production, revenue, capital spending, net income, cash flow, and distributions to unitholders in 2006.

Refer to "Quarterly Historical Review" in this MD&A for key quarterly financial and operational results.

o The Trust's fourth quarter production was 63,663 boe per day, an increase of eight per cent from the fourth quarter of 2005 due to acquisitions in late 2005 and during 2006.

o Cash flow decreased to $174.4 million ($0.85 per unit) from $207.6 million ($1.07 per unit) in the fourth quarter of 2005. Despite eight per cent higher volumes in the fourth quarter of 2006, significantly lower commodity prices and higher operating costs were the key contributors to the lower cash flow. Fourth quarter cash hedging gains of $9.8 million partially offset the lower commodity prices (cash hedging losses were $26.4 million in the fourth quarter of 2005).

o Net income decreased to $56.6 million ($0.28 per unit) from $130.5 million ($0.68 per unit) in the fourth quarter of 2005. In addition to the cash flow items listed above, 2006 net income decreased due to a $19.8 million increase in foreign exchange losses, a $22.5 million increase in depletion, a $24.2 million decrease in non-cash gains on commodity and foreign currency contracts offset by a $16.1 million decrease in future income tax expense and an $7.9 million decrease in the non-cash portion of general and administrative ("G&A") expenses as compared to 2005.

o The Trust maintained fourth quarter distributions at $0.20 per unit per month and paid out $122.3 million for a payout ratio of 70 per cent (56 per cent in the fourth quarter of 2005). The remaining $52.1 million of fourth quarter cash flow was used to fund $48.8 million (40 per cent) of the capital expenditure program and contribute $3.4 million to the Trust's reclamation funds, including interest.

o Both oil and natural gas prices recovered slightly late in the fourth quarter, however the total realized price for the quarter was 26 per cent lower than in 2005 due primarily to significantly lower natural gas prices and a stronger Canadian dollar which resulted in lower Canadian denominated commodity prices. The WTI oil price averaged US$60.22 per barrel in the fourth quarter, effectively unchanged from US$60.05 barrel in 2005. The stronger Canadian dollar resulted in a lower Canadian denominated oil price of $68.60 per barrel relative to $70.45 per barrel in 2005. The AECO monthly natural gas price was $6.36 per mcf, a 46 per cent decrease compared to the fourth quarter of 2005. The total realized price was $49.94 per boe, a 26 per cent decrease compared to $67.16 per boe in the fourth quarter of 2005.

o The fourth quarter netback before hedging decreased to $31.37 per boe compared to $45.84 per boe in 2005 due to a 26 per cent decrease in the realized price per boe. In addition, operating costs increased to $9.13 per boe in 2006 due to the higher cost Redwater and NPCU properties acquired in late 2005. Alberta electricity prices were significantly higher in the fourth quarter of 2006 relative to 2005 and service and labour costs increased throughout the industry in 2006 relative to 2005 levels.

o The Trust spent $121.9 million on capital development activities and undeveloped land in the fourth quarter compared to $87.8 million in 2005. The Trust had a very active fourth quarter with the drilling of 59 gross wells (45 net wells) on operated properties with a 100 per cent success rate. The Trust expanded its inventory of undeveloped land acreage with the purchase of $11.9 million of land in the fourth quarter. The land acquired was in core areas where the Trust has identified strategic development opportunities.

o Net debt levels increased to $739.1 million in the fourth quarter as a result of $93 million of acquisitions and debt funded capital expenditures of $44.4 million. A devaluation of the Canadian dollar relative to the U.S. dollar also impacted the Trust's net debt levels as 71 per cent of the Trust's debt is denominated in U.S. dollars. With the higher debt levels, interest expense increased to $8.7 million ($1.48 per boe) in the fourth quarter compared to $6 million ($1.11 per boe) in 2005.

o Cash G&A expenses increased to $1.74 per boe from $1.39 per boe in the fourth quarter of 2005. The increased G&A expenses were due to higher compensation costs in 2006. In addition, the Trust made a $0.7 million cash payout under the Whole Unit Plan for units vesting in the fourth quarter while no units vested in the fourth quarter of 2005. Non-cash G&A per boe decreased significantly in the fourth quarter of 2006, with a recovery of $0.02 per boe compared to an expense of $1.43 per boe in 2005 due to the devaluation of the trust unit price following the proposed Trust taxation announcement on October 31, 2006, which resulted in a lower value of the Whole Unit Plan and resultant non-cash expense. In addition, the Trust recorded lower non-cash rights expense in the fourth quarter of 2006 due to majority of the rights having vested and thus been fully expensed early in 2006.

FOURTH QUARTER FINANCIAL AND OPERATIONAL HIGHLIGHTS

=================================================================================================
(CDN$ millions except per unit and per cent)           Q4 2006           Q4 2005       % Change
=================================================================================================
Production (boe/d)                                      63,663            59,120              8
Cash flow from operations                                174.4             207.6            (16)
   Per unit                                         $     0.85        $     1.07            (21)
Cash distributions                                       122.3             115.7              6
   Per unit                                         $     0.60        $     0.60              -
Payout ratio (per cent)                                     70                56             26
Net income                                                56.6             130.5            (57)
   Per unit                                         $     0.28        $     0.68            (59)
-------------------------------------------------------------------------------------------------
Prices
   WTI (US$/bbl)                                         60.22             60.05              -
   USD/CAD exchange rate                                  0.87              0.85              3
   Realized oil price (CDN $/bbl)                        58.26             62.12             (6)
   AECO gas monthly index (CDN $/mcf)                     6.36             11.68            (46)
   Realized gas price (CDN $/mcf)                         6.99             12.05            (42)
-------------------------------------------------------------------------------------------------
Operating netback ($/boe)
   Revenue, before hedging                               49.94             67.16            (26)
   Royalties                                             (8.80)           (13.51)           (35)
   Transportation                                        (0.64)            (0.65)            (1)
   Operating costs                                       (9.13)            (7.16)            28
   Netback (before hedging)                              31.37             45.84            (32)
   Cash hedging gain (loss)                               1.68             (4.86)          (135)
   Netback (after hedging)                          $    33.05        $    40.98            (20)
-------------------------------------------------------------------------------------------------
Capital expenditures                                     121.9              87.8             39
-------------------------------------------------------------------------------------------------
Capital funded with cash flow (per cent)                    40               106              -
=================================================================================================

2006 ANNUAL FINANCIAL AND OPERATIONAL RESULTS

Following is a discussion of ARC's 2006 annual financial and operating results.

FINANCIAL HIGHLIGHTS

=================================================================================================
(CDN$ millions, except per unit and volume data)       Q4 2006           Q4 2005       % Change
=================================================================================================
Cash flow from operations                                760.6             639.5            19
Cash flow from operations per unit (1)                    3.72              3.35            11
Net income before future income tax and
  non-controlling interest                               379.6             364.1             4
Net income                                               460.1             356.9            29
Net income per unit (2)                                   2.28              1.90            20
Distributions per unit (3)                                2.40              1.99            21
Payout ratio per cent (4)                                   64                59             8
Average daily production (boe/d) (5)                    63,056            56,254            12
=================================================================================================

(1) Per unit amounts are based on weighted average units plus units issuable for exhangeable shares at year-end.
(2) Based on net income after non-controlling interest divided by weighted average trust units excluding trust units issuable for exchangeable shares.
(3)  Based on number of trust units outstanding at each cash distribution date.
(4)  Based on cash distributions divided by cash flow from operations.
(5) Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent ("boe") based on 6 mcf:1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of boe in isolation may be misleading.

NET INCOME

Net income in 2006 was $460.1 million ($2.28 per unit), an increase of $103 million from $356.9 million ($1.90 per unit) in 2005 as a result of higher production volumes, strong oil prices throughout 2006 and total hedging gains on the commodity hedging program of $24.7 million compared to losses of $87.6 million in 2005. A significant future income tax recovery of $87.1 million in 2006, attributed to the reduction in legislated future corporate income tax rates, also resulted in higher net income in 2006 relative to 2005.

CASH FLOW FROM OPERATIONS

Cash flow from operations increased by 19 per cent in 2006 to $761 million from $640 million in 2005. The increase in 2006 cash flow was the result of a 12 per cent increase in production volumes, partially offset by lower natural gas prices. Cash flow was further increased by cash hedging gains of $29.3 million in 2006 compared to a cash hedging loss of $87.6 million in 2005. A change in the Trust's product mix and the acquisition of properties with lower effective royalty rates resulted in lower royalty expense in 2006. The increases in 2006 cash flow were somewhat offset by higher operating costs, higher cash G&A expenses and higher interest expense attributed to increased debt levels. Per unit cash flow from operations increased 11 per cent to $3.72 per unit from $3.35 per unit in 2005.

Following is a summary of variances in cash flow from operations from 2005 to 2006:

===============================================================================================================
                                                            ($ millions)    ($ per trust unit)   (% variance)
===============================================================================================================
2005 Cash flow from Operations                                  639.5               3.35
---------------------------------------------------------------------------------------------------------------
Volume variance                                                 140.9               0.74               22
Price variance                                                  (75.6)             (0.40)             (12)
Cash gains on commodity and foreign currency contracts (1)      116.8               0.61               18
Royalties                                                        13.0               0.07                2
Expenses:
   Transportation                                                (0.2)             (0.00)               -
   Operating (2)                                                (54.0)             (0.28)              (8)
   Cash G&A                                                      (8.9)             (0.05)              (1)
   Interest                                                     (14.8)             (0.08)              (2)
   Taxes                                                          3.6               0.02                1
   Realized foreign exchange gain                                 0.3               0.00                -
Weighted average trust units                                        -              (0.26)               -
---------------------------------------------------------------------------------------------------------------
2006 Cash flow from Operations                                  760.6               3.72               19
===============================================================================================================

(1) Represents cash gains (losses) on commodity and foreign currency contracts including cash settlements on termination of commodity and foreign currency contracts.
(2)  Excludes non-cash portion of LTIP expense recorded in operating costs.

PRODUCTION

Production volume averaged 63,056 boe per day in 2006 compared to 56,254 boe per day in 2005. The Redwater and North Pembina Cardium Unit ("NPCU") acquisitions contributed approximately 5,500 boe per day (net) in 2006 including 580 boe per day (net) of incremental production on wells reactivated during the year. With the acquisition of producing properties in Manitoba, an incremental 785 boe per day of production came on-stream in the fourth quarter of 2006.

The Trust's objective is to maintain annual production through the drilling of wells and other development activities. In fulfilling this objective, there may be fluctuations in production depending on the timing of new wells coming on-stream. During 2006, the Trust drilled 294 gross wells (220 net wells) on operated properties; 72 gross oil wells and 222 gross natural gas wells with a 99 per cent success rate.

The Trust expects that 2007 full year production will be approximately 63,000 boe per day and that 275 gross wells (225 net wells) will be drilled by ARC on operated properties with participation in an additional 150 gross wells to be drilled on the Trust's non-operated properties. The Trust estimates that the 2007 drilling program will add 11,000 boe per day of production which will offset production declines at existing properties.

===============================================================================
Production                                     2006           2005    % Change
===============================================================================
Crude oil (bbl/d)                              27,674         22,032      26
Heavy oil (bbl/d)                               1,368          1,250       9
Natural gas (mcf/d)                           179,067        173,800       3
NGL (bbl/d)                                     4,170          4,005       4
-------------------------------------------------------------------------------
Total production (boe/d) (1)                   63,056         56,254      12
-------------------------------------------------------------------------------
% Natural gas production                           47             51       -
% Crude oil and liquids production                 53             49       -
===============================================================================
(1) Reported production for a period may include minor adjustments from previous production periods.

Oil production increased by 25 per cent to 29,042 boe per day in 2006 from 23,282 boe per day in 2005. The increase in oil production was largely attributed to the Redwater and NPCU acquisitions late in 2005. The Trust's weighting of oil and liquids production increased to 53 per cent in 2006 from 49 per cent in 2005 as the new volumes from Redwater and NPCU were primarily liquids.

Natural gas production increased to 179.1 mmcf per day in 2006, a three per cent increase from the 173.8 mmcf per day produced in 2005. The majority of this increase was as a result of ARC's active 2006 internal drilling program particularly in Northern and Central Alberta. In addition, the Trust drilled 125 net operated natural gas wells in Southeastern Alberta and Southwestern Saskatchewan during 2006, the majority of which were drilled in the third quarter and came on production during the fourth quarter.

The following table summarizes the Trust's production by core area:

                                                    2006                                               2005
================================================================================================================================
Production                      Total         Oil         Gas           NGL         Total         Oil         Gas         NGL
Core Area (1)                  (boe/d)      (bbl/d)     (mmcf/d)      (bbl/d)      (boe/d)      (bbl/d)     (mmcf/d)    (bbl/d)
================================================================================================================================
Central AB                      8,206        1,553        31.3         1,433         8,041       1,364        30.2       1,641
Northern AB & BC               18,897        6,194        67.6         1,452        18,286       6,026        65.3       1,381
Pembina & Redwater             13,950        9,453        20.0         1,157         7,953       4,166        17.7         832
S.E. AB & S.W. Sask.           10,743        1,071        58.0             9        11,298       1,499        58.7          15
S.E. Sask.                     11,260       10,771         2.2           119        10,676      10,227         1.9         136
--------------------------------------------------------------------------------------------------------------------------------
Total                          63,056       29,042       179.1         4,170        56,254      23,282       173.8       4,005
================================================================================================================================

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, S.E. is southeast, S.W. is southwest.

COMMODITY PRICES PRIOR TO HEDGING

===============================================================================
Average Benchmark Prices                         2006        2005     % Change
===============================================================================
AECO gas ($/mcf) (1)                             6.98        8.45        (17)
WTI oil (US$/bbl) (2)                           66.25       56.61         17
USD/CAD foreign exchange rate                    0.88        0.83          6
WTI oil (CDN $/bbl)                             75.00       68.52          9
===============================================================================
(1)  Represents the AECO monthly posting.
(2)  WTI represents West Texas Intermediate posting as denominated in US$.

Oil prices reached historic highs in 2006 peaking at US$77.03 per barrel averaging US$66.25 per barrel for the full year of 2006. The strength of the Canadian dollar served to partially offset the impact of higher U.S. denominated oil prices. The Trust's oil production consists predominantly of light and medium crude oil while heavy oil accounts for less than three per cent of the Trust's liquids production. Overall the price of WTI oil in Canadian dollars increased by nine per cent over the prior year to $75.00 versus $68.52 in 2005.

Alberta AECO Hub natural gas prices, which are commonly used as an industry reference, averaged $6.98 per mcf in 2006 compared to $8.45 per mcf in 2005. Natural gas prices started the year at an historic high point of $12.11 per mcf but declined dramatically throughout the second and third quarters. ARC's realized gas price, before hedging, decreased by 22 per cent to $6.97 per mcf compared to $8.96 per mcf in 2005. ARC's realized gas price is based on prices received at the various markets in which the Trust sells its natural gas. ARC's natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators.

Prior to hedging activities, ARC's total realized commodity price was $53.33 per boe in 2006, a six per cent decrease from the $56.54 per boe received prior to hedging in 2005.

The following is a summary of realized prices:

===============================================================================
ARC Realized Prices Prior to Hedging                2006       2005   % Change
===============================================================================
Oil ($/bbl)                                        65.26      61.11       7
Natural gas ($/mcf)                                 6.97       8.96     (22)
NGL ($/bbl)                                        52.63      49.92       5
-------------------------------------------------------------------------------
Total commodity revenue before hedging ($/boe)     53.33      56.54      (6)
Other revenue ($/boe)                               0.13       0.21     (38)
Total revenue before hedging ($/boe)               53.46      56.75      (6)
===============================================================================

REVENUE

Revenue increased to a historical high of $1.2 billion in 2006. The increase in revenue was attributable to higher volumes and higher oil prices which were partially offset by lower natural gas prices.

A breakdown of revenue is as follows:

===============================================================================
Revenue ($ millions)                                2006       2005   % Change
===============================================================================
Oil revenue                                        691.8      519.3       33
Natural gas revenue                                455.7      568.7      (20)
NGL revenue                                         80.1       73.0       10
-------------------------------------------------------------------------------
Total commodity revenue                          1,227.6    1,161.0        6
-------------------------------------------------------------------------------
Other revenue                                        2.9        4.2      (31)
Total revenue                                    1,230.5    1,165.2        6
===============================================================================

RISK MANAGEMENT AND HEDGING ACTIVITIES

The Trust continues to maintain a strong hedging mandate with an emphasis on protecting cash flow and distributions to unitholders.

The Trust's  risk  management  activities  are  conducted  by an internal  Risk
Management Committee, based upon guidelines approved by the Board and the following mandate:

o    protect unitholder return on investment;
o    provide protection for minimum monthly cash distributions to unitholders;
o employ a portfolio approach to risk management by entering into a number of small positions that build upon each other;
o participate in commodity price upturns to the greatest extent possible while limiting exposure to price downturns; and,
o ensure profitability of specific oil and gas properties that are more sensitive to changes in market conditions.

To satisfy this mandate, the board of directors has approved that up to three per cent of forecast revenues may be spent on option premiums on a go-forward basis to achieve price protection and satisfy the risk management mandate while limiting the risk exposure of hedged positions.

In 2006 ARC implemented the following strategies to protect distributions and provide upside commodity price participation to the unitholder:

o    Protected power consumption with electricity swaps;
o    Protected natural gas prices with an energy equivalent swap to crude oil;
o Protected the 2005 Redwater acquisitions volume with US$55 floors via a 3-way collar;
o Protected price conversion of US$ denominated WTI crude oil with foreign exchange swaps;
o Protected on average 44 per cent of natural gas production and 35 per cent of crude oil production for the year;
o Protected as much as 62 per cent of natural gas production volumes during the most vulnerable fall months; and,
o Protected natural gas and crude oil production with a portfolio of floor and ceiling option contracts.

ARC uses a combination of puts and call options otherwise known as floors and ceilings to protect budgeted commodity prices. A floor or put option ensures a minimum selling price and a ceiling or call option establishes a maximum selling price. ARC employs a strategy of buying floors and offsetting the cost of those floors by selling ceilings at higher prices or selling additional floors at lower prices. The net cost or premiums associated with the protection that is put in place is viewed as an insurance premium to ensure cash flow and stability of distributions, while maintaining strong upside price participation.

By implementing these strategies ARC realized total cash hedging gains of $29.3 million in 2006 as illustrated in detail in the "Gain or Loss on Commodity and Foreign Currency Contracts" section of this MD&A. In addition, cash hedging gains of $3.4 million on electricity hedges have been recorded as a reduction of 2006 operating costs.

On a forward-looking basis ARC continues to put layers of protection in place on both crude oil and natural gas. ARC has protection on approximately 40 per cent of oil production and 25 per cent of natural gas production for 2007 as shown in the following table which represents ARC's positions in place as at January 31, 2007.

2007 HEDGE POSITIONS

as at January 31, 2007 (1) (2)                 Q1                        Q2                       Q3                       Q4
=================================================================================================================================
Crude Oil                       US$/bbl     bbl/day       US$/bbl      bbl/day      US$/bbl      bbl/day      US$/bbl    bbl/day
=================================================================================================================================
Sold Call                         89.05       7,500         89.05        7,500        87.65        7,500        87.65      7,500
Bought Put                        63.42      13,656         63.46       13,000        61.67       12,000        61.67     12,000
Sold Put                          50.02      10,000         50.02       13,000        48.13       12,000        48.13     12,000
---------------------------------------------------------------------------------------------------------------------------------
Natural Gas                     CDN$/GJ      GJ/day       CDN$/GJ       GJ/day      CDN$/GJ       GJ/day      CDN$/GJ     GJ/day
---------------------------------------------------------------------------------------------------------------------------------
Sold Call                         10.89      93,566          8.39      113,028         8.89       50,000        10.58     30,839
Bought Put                         7.97      93,566          7.05      113,028         7.15       50,000         7.62     30,839
Sold Put                           5.50      10,000          5.15       50,000         5.15       50,000         5.15     16,848
---------------------------------------------------------------------------------------------------------------------------------
FX                              CAD/USD    $M/month       CAD/USD     $M/month      CAD/USD     $M/month      CAD/USD   $M/month
---------------------------------------------------------------------------------------------------------------------------------
Bought Put                       1.1321         2.4        1.1321          2.4       1.1321          2.4       1.1321        2.4
Sold Put                         1.0990         2.0        1.0990          2.0       1.0990          2.0       1.0990        2.0
Swap                             1.1387        16.6        1.1387         16.6       1.1387         16.6       1.1387       16.6
=================================================================================================================================

(1) Note that the prices and volumes noted above represents averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. The natural gas price shown translates all NYMEX positions to an AECO equivalent price. In addition to positions shown here, ARC has entered into additional basis positions.
(2) Please refer to the Trust's website at www.arcenergytrust.com under "Hedging Program" within the "Investor Relations" section for details on the Trust's hedging positions as of January 31, 2007.

The above table should be interpreted as follows using the 2007 Q1 Crude Oil Hedges as an example. For oil, the Trust has hedged 13,656 barrels per day at a minimum average price of US$63.42 and participates in prices up to a maximum average of US$89.05 on 7,500 barrels per day with no limit on the remaining 6,156 barrels per day hedged. Finally, ARC's average protected price of $63.42 reduces penny for penny at an average price below $50.02 on 10,000 barrels per day.

During 2006 ARC entered into "basis" natural gas contracts to lock in the difference between the Henry Hub index and the AECO monthly index. This set of transactions diversifies ARC's price exposure from the AECO basin to the broader North American market, thus reducing ARC's sensitivity to regional market events. Basis swaps are negotiated in terms of a fixed price in US$ per mmbtu that is deducted from the NYMEX natural gas price. For the period January 1, 2007 through March 2007, the Trust locked in the basis at US$1.31 per mmbtu on an average volume of 40,000 mcf per day and ARC has an average basis price of US$1.08 per mmbtu on an average volume of 50 mmcf per day of natural gas for the period of April 2007 through October 2010.

In addition to these positions the Trust has fixed the price of electricity for a portion of its power consumption at average prices between $59.33 and $64.63 through 2010 to mitigate the risk associated with fluctuating electricity prices which have a large impact on operating costs. A significant portion of the Trust's power usage is subject to the deregulated Alberta Power Pool price which was extremely volatile during 2006 and ranged from a record high monthly average price of $174.09 mw/h to a low of $42.87 mw/h. The electricity hedge represents approximately 69 per cent of the Trust's Alberta power consumption at operated properties.

The Trust considers its risk management contracts to be effective economic hedges as they meet the objectives of the Trust's risk management mandate. In order to mitigate credit risk, the Trust executes commodity and foreign currency hedging risk management with financially sound, credit worthy counterparties. All contracts require approval of the Trust's Risk Management Committee prior to execution. Deferred premiums payable will be recorded as a realized cash hedging loss when payment is made in a future period. These premiums may be partially offset if ARC sells any short-term options. The Trust's oil contracts are based on the WTI index and the majority of the Trust's natural gas contracts are based on the AECO monthly index.

For a complete summary of the Trust's oil, natural gas and foreign exchange hedges, please refer to "Hedging Program" under the "Investor Relations" section of the Trust's website at www.arcenergytrust.com.

GAIN OR LOSS ON COMMODITY AND FOREIGN CURRENCY CONTRACTS

Gain or loss on commodity and foreign currency contracts comprise realized and unrealized gains or losses on commodity and foreign currency contracts that do not meet the accounting definition of the requirements of an effective hedge, even though the Trust considers all commodity and foreign currency contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate category in the statement of income.

The Trust recorded a realized cash gain on commodity and foreign currency contracts of $29.3 million in 2006 as compared to a loss of $87.6 million recorded in 2005. The majority of the 2006 cash gains were attributed to the natural gas hedges whereby the Trust utilized a variety of contracts to lock in the minimum price on natural gas. As gas prices declined subsequent to the first quarter, the Trust realized significant gains on the contracts.

The following is a summary of the total gain (loss) on commodity and foreign currency contracts for 2006:

Commodity and Foreign Currency Contracts
---------------------------------------------------------------------------------------------------------------
                                                    Crude Oil      Natural      Foreign        2006      2005
($ millions)                                        & Liquids      Gas          Currency       Total     Total
---------------------------------------------------------------------------------------------------------------
Realized cash gain (loss) on contracts (1)            (7.7)         29.7          7.3           29.3     (87.6)
Unrealized gain (loss) on contracts (2)                6.2          (4.1)        (6.7)          (4.6)        -
---------------------------------------------------------------------------------------------------------------
Total gain (loss) on commodity
   and foreign currency contracts                     (1.5)         25.6          0.6           24.7     (87.6)
===============================================================================================================

(1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
(2) The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.

OPERATING NETBACKS

The Trust's operating netback, after realized hedging gains or losses, increased eight per cent to $35.95 per boe in 2006 compared to $33.40 per boe in 2005. The increase in netbacks in 2006 is primarily due to higher oil prices in 2006, a decrease in royalties, and cash hedging gains of $1.27 per boe compared to losses of $4.26 per boe in 2005. A decline in natural gas prices and higher operating costs partially offset the higher revenue and lower royalties.

The components of operating netbacks are shown below:

NETBACKS
===========================================================================================================================
                                          Crude Oil       Heavy Oil       Gas          NGL       2006 Total    2005 Total
($ per boe)                                ($/bbl)         ($/bbl)      ($/mcf)      ($/bbl)       ($/boe)      ($/boe)
===========================================================================================================================
Weighted average sales price                66.16           46.90         6.97        52.63         53.33        56.54
Other revenue                                  -                -            -           -           0.13         0.21
---------------------------------------------------------------------------------------------------------------------------
Total revenue                               66.16           46.90         6.97        52.63         53.46        56.75
Royalties                                  (10.80)          (4.86)       (1.37)      (14.08)        (9.66)      (11.46)
Transportation                              (0.14)          (0.86)       (0.19)           -         (0.63)       (0.70)
Operating costs (1)                        (11.51)         (10.63)       (0.96)       (7.49)        (8.49)       (6.93)
---------------------------------------------------------------------------------------------------------------------------
Netback prior to hedging                    43.71           30.55         4.45        31.06         34.68        37.66
Realized gain (loss) on commodity
   and foreign currency contracts           (0.05)              -         0.45            -          1.27        (4.26)
---------------------------------------------------------------------------------------------------------------------------
Netback after hedging                       43.66           30.55         4.90        31.06         35.95        33.40
===========================================================================================================================

(1) Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.

Royalties decreased to $9.66 per boe in 2006 compared to $11.46 per boe in 2005. Royalties as a percentage of pre-hedged commodity revenue net of transportation costs decreased to 18 per cent compared to 20 per cent in 2005. The decrease in royalties is due to a lower effective royalty rate in 2006 as a result of the increased oil weighting of the Trust's production following the 2005 acquisitions and royalty concessions received on certain British Columbia natural gas properties. In addition, the Redwater and NPCU properties acquired in 2005 carried a significantly lower effective royalty rate than the Trust's existing properties due to the royalty structure of the properties.

Operating costs increased to $8.49 per boe compared to $6.93 per boe in 2005. The acquisition of the Redwater and NPCU properties, with operating costs of approximately $22 per boe in 2006, contributed to a large portion of the 23 per cent increase in operating costs. However, the Redwater and NPCU properties also contribute high netbacks of $40.60 per boe and $40.19 per boe, respectively, due to the premium oil quality and low royalty regime. Despite reductions in natural gas prices during 2006, the industry was still experiencing increasing costs for services, supplies, materials, electricity and labour throughout 2006. In particular, areas in northern Alberta experienced significant cost increases for services, materials and labour. In addition, the cost of electricity in Alberta was extremely volatile during the second half of 2006 with daily average prices ranging from $16.49 mw/h to $576.10 mw/h. Approximately 69 per cent of the Trust's electricity usage on Alberta operated properties was hedged at approximately $63 mw/h whereby the Trust was partially protected from the increases in electricity costs. The electricity hedge resulted in a $0.15 per boe reduction in operating costs in 2006.

Transportation costs decreased 10 per cent to $0.63 per boe in 2006 compared to $0.70 per boe in 2005. This is a result of the increased percentage of oil in the Trust's production mix as oil generally has a lower transportation cost than natural gas as a majority of the Trust's oil production is sold at the plantgate.

In 2007 it is expected that operating costs will increase by approximately five per cent to $8.95 per boe primarily due to costs associated with our newly acquired properties and the additional 11,000 boe per day of 2007 development production volumes. The Trust expects that the industry cost pressures will ease slightly in 2007 due to the moderation in industry activity levels experienced late in 2006.

GENERAL AND ADMINISTRATIVE EXPENSES AND TRUST UNIT INCENTIVE COMPENSATION

Cash G&A net of overhead recoveries on operated properties increased 32 per cent to $36.3 million in 2006 from $27.4 million in 2005. Increases in cash G&A expenses for 2006 were due to increased staff levels, higher compensation costs and the nature of ARC's long-term incentive program. As a result of the unprecedented levels of activity for ARC and for the industry as a whole, the costs associated with hiring, compensating and retaining employees and consultants have risen. The increase in G&A costs was partially offset by higher overhead recoveries attributed to high levels of capital and operating activity throughout 2006 and as a result of incremental overhead charged on new and existing operated properties. On a per boe basis, cash G&A costs increased 18 per cent to $1.58 per boe from $1.34 per boe as a result of higher cash G&A costs partially offset by increased production volume.

The Trust paid out $5.2 million under the whole unit plan in 2006 compared to $1.6 million in 2005 ($3.5 million and $1.1 million of the payouts were allocated to G&A in 2006 and 2005, respectively, and the remainder to operating costs and capital projects). The higher cash payment in 2006 is attributed to a higher unit price upon vesting in April and October of each year, higher distributions and having two years of awards vesting in 2006 compared to one year of awards in 2005. The next cash payment under the Whole Unit Plan is scheduled to occur in April 2007.

The following is a breakdown of G&A and trust unit incentive compensation expense:

G&A AND TRUST UNIT INCENTIVE COMPENSATION EXPENSE
===============================================================================
($ millions except per boe)                         2006       2005    % Change
===============================================================================
G&A expenses                                         45.8      35.0        31
Operating recoveries                                (12.9)     (8.7)       48
-------------------------------------------------------------------------------
Cash G&A expenses before Whole Unit Plan             32.9      26.3        25
Cash Expense - Whole Unit Plan                        3.5       1.1       218
-------------------------------------------------------------------------------
Cash G&A expenses including Whole Unit Plan          36.4      27.4        32
-------------------------------------------------------------------------------
Accrued compensation - Rights Plan                    2.5       6.5       (62)
Accrued compensation - Whole Unit Plan                8.2       8.8        (7)
-------------------------------------------------------------------------------
Total G&A and trust unit incentive
  compensation expense                               47.1      42.7        10
-------------------------------------------------------------------------------
Cash G&A expenses per boe                            1.58      1.34        18
Total G&A and trust unit incentive compensation
  expense per boe                                    2.05      2.08        (1)
===============================================================================

A non-cash trust unit incentive compensation expense ("non-cash compensation expense") of $10.7 million ($0.47 per boe) was recorded in 2006 compared to $15.3 million ($0.74 per boe) in 2005. This non-cash amount relates to estimated costs of the Trust Unit Incentive Rights Plan ("Rights Plan") and the Whole Trust Unit Incentive Plan ("Whole Unit Plan") to December 31, 2006. Despite a higher number of units outstanding under the plan in 2006, there was a decrease in the value of the Whole Unit Plan and a reduction in the non-cash expense due to the decline in trust unit prices following the Federal
Government's proposed Trust taxation announcement in the fourth quarter of 2006.

RIGHTS PLAN

The Rights Plan provides employees, officers and independent directors the right to purchase units at a specified price. The rights have a five year term and vest equally over three years. The exercise price of the rights is adjusted downwards from time-to-time by the amount that distributions to unitholders, in any calendar quarter exceeds 2.5 per cent of the Trust's net book value of property, plant and equipment. The rights plan was replaced by a Whole Unit Plan during 2004 after which no further rights under the rights plan were issued. During 2006, one million rights were exercised or cancelled and 0.4 million rights remained outstanding as at December 31, 2006. Of the remaining rights outstanding, 6,000 will vest in March 2007 and compensation expense will be recorded until that time. All other rights were fully vested and expensed as of December 31, 2006.

The decrease in compensation expense for the rights plan in 2006 is due to the majority of rights having vested early in 2006 and compensation expense is only recorded up to vesting date.

WHOLE TRUST UNIT INCENTIVE PLAN ("WHOLE UNIT PLAN")

In March 2004, the Board of Directors approved a new Whole Unit Plan to replace the Rights Plan for new awards granted subsequent to the first quarter of 2004. The new Whole Unit Plan results in employees, officers and directors (the "plan participants") receiving cash compensation in relation to the value of a specified number of underlying units. The Whole Unit Plan consists of Restricted Trust Units ("RTUs") for which the number of units is fixed and will vest over a period of three years and Performance Trust Units ("PTUs") for which the number of units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the performance of the Trust compared to its peers and indicated by the performance multiplier. The performance multiplier is based on the percentile rank of the Trust's total unitholder return compared to its peers. Total return is calculated as the sum of the change in the market price of the units in the period plus the amount of distributions in the period. The performance multiplier ranges from zero, if ARC's performance ranks in the bottom quartile, to two for top quartile performance.

The following table shows the changes during the year of RTUs and PTUs outstanding:

WHOLE UNIT PLAN
=======================================================================================================
                                                          Number of         Number of      Total
(units in thousands and $ millions except per unit)         RTUs              PTUs      RTUs and PTUs
======================================================================================================
Balance, beginning of period                                 479               391           870
Granted in the period                                        373               303           676
Vested in the period                                        (180)                -          (180)
Forfeited in the period                                      (24)              (11)          (35)
------------------------------------------------------------------------------------------------------
Balance, end of period (1)                                   648               683         1,331
------------------------------------------------------------------------------------------------------
Estimated distributions to vesting date (2)                  168               222           390
Estimated units upon vesting after distributions             816               905         1,721
------------------------------------------------------------------------------------------------------
Performance multiplier (3)                                     -               2.0
------------------------------------------------------------------------------------------------------
Estimated total units upon vesting                           816             1,810         2,626
Trust unit price at December 31, 2006                   $  22.30          $  22.30      $  22.30
Estimated total value upon vesting                      $   18.2          $   40.4      $   58.6
======================================================================================================

(1) Based on underlying units before performance multiplier and accrued distributions.
(2) Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.

(3) The performance multiplier only applies to PTUs and approximated 2.0 at December 31, 2006. The performance multiplier is assessed each period end based on actual results of the Trust relative to its peers.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the unit price, the number of PTUs to be issued on vesting, and distributions. Therefore, the expense recorded in the statement of income fluctuates over time.

As at December 31, 2006, the PTUs outstanding were assessed to have a percentile rank equal or greater than 75 and thus were valued with a performance multiplier of 2.0. Below is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier:

VALUE OF WHOLE UNIT PLAN AS AT DECEMBER 31, 2006

                                                     Performance Multiplier
===============================================================================
(units thousands and $ millions except per unit)      -         1.0        2.0
===============================================================================
Estimated trust units to vest
-------------------------------------------------------------------------------
   RTUs                                             816         816        816
   PTUs                                               -         905      1,810
-------------------------------------------------------------------------------
Total units (1)                                     816       1,721      2,626
-------------------------------------------------------------------------------
   Trust unit price (2)                           22.30       22.30      22.30
   Trust unit distributions per month (2)          0.20        0.20       0.20
-------------------------------------------------------------------------------
Value of Whole Unit Plan upon vesting              18.2        38.8       58.6
-------------------------------------------------------------------------------
   Officers                                         2.1        11.6       20.9
   Directors                                        1.4         1.4        1.4
   Staff                                           14.7        25.8       36.3
-------------------------------------------------------------------------------
Total payments under Whole Unit Plan (3)           18.2        38.8       58.6
-------------------------------------------------------------------------------
   2007                                             7.8        11.2       14.6
   2008                                             6.7        14.9       23.1
   2009                                             3.7        12.7       20.9
===============================================================================
(1) Includes additional estimated units to be issued for accrued distributions to vesting date.
(2) Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumed future trust unit price of $22.30 per trust unit and distributions of $0.20 per unit per month based on current levels.
(3) Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in April and October of each year and at that time is reflected as a reduction of cash flow from operations.

Due to the variability in the future payments under the plan, the Trust estimates that $18.2 million to $58.6 million will be paid out from 2007 through 2009 based on the current trust unit price, distribution levels and a performance multiplier ranging from zero to two.

INTEREST EXPENSE

Interest expense increased to $31.8 million in 2006 from $16.9 million in 2005 due to an increase in short-term interest rates, and higher debt balances as a result of the Trust's acquisitions activity which was funded $125 million with debt. As at December 31, 2006, the Trust had $687.1 million of debt outstanding, of which $261 million was fixed at a weighted average rate of
5.056 per cent and $426.1 million was floating at current market rates plus a credit spread of 65 basis points. Seventy-one per cent of the Trust's debt is denominated in U.S. dollars.

The following is a summary of the debt balance and interest expense for 2006 and 2005:

INTEREST EXPENSE
===============================================================================
($ millions)                                       2006       2005    % Change
===============================================================================
Year end debt balance (1)                         687.1      526.6        30
   Fixed rate debt                                261.0      268.2        (3)
   Floating rate debt                             426.1      258.4        65
-------------------------------------------------------------------------------
Interest expense before interest rate swaps (2)    31.4       17.4        80
Loss (gain) on interest rate hedge                  0.4       (0.5)      180
-------------------------------------------------------------------------------
Net interest expense                               31.8       16.9        88
=========================================================================== ===
(1)  Includes both long-term and current portions of debt.
(2) The interest rate swap was designated as an effective hedge for accounting purposes whereby actual realized gains and losses are netted against interest expense.

FOREIGN EXCHANGE GAINS AND LOSSES

The Trust recorded a loss of $4.2 million ($0.18 per boe) on foreign exchange transactions compared to a gain of $6.4 million ($0.31 per boe) in 2005. These amounts include both realized and unrealized foreign exchange gains and losses. Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain/loss impacts net income but does not impact cash flow as it is a non-cash amount. Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements.

Included in the 2006 realized foreign exchange gain was a gain of $2.6 million realized upon repayment of US$6 million of debt in 2006. The debt was issued in 2002 when the USD/CAD foreign exchange rate was approximately 0.64 and strengthened considerably to 0.88 on repayment in 2006. The 2006 unrealized foreign exchange loss of $7.1 million was due to the revaluation of U.S. denominated debt balances associated with the weakening of the Canadian dollar relative to the U.S. dollar in 2006.

TAXES

In 2006, a future income tax recovery of $87.1 million was included in income compared to a $1.6 million expense in 2005. The significant increase in the future income tax recovery in 2006 was due to the legislated reduction in the future corporate income tax rates in the second quarter of 2006 whereby the Trust's expected future income tax rate decreased to 29.4 per cent from 33.7 per cent prior to the rate reductions.

Acquisitions completed in 2006 resulted in the Trust recording a future income tax liability of $5.4 million due to the difference between the tax basis and the fair value assigned to the acquired assets. The amount of tax pools versus asset value is one of the parameters that impacts the Trust's acquisition bid levels.

At December 31, 2006 the Trust's subsidiaries had tax pools of approximately $1 billion. The tax pools consist of $903 million of tangible and intangible capital assets, $18.2 million of non-capital loss carryforwards which expire at various periods to 2026, and $110 million for other tax pools. In addition to the above tax basis for the Trust's subsidiaries, the Trust itself had an approximate tax basis of $545.1 million as at December 31, 2006.

On October 31, 2006, the Federal Government announced the Trust taxation. Currently, distributions paid to unitholders, other than returns of capital, are claimed as a deduction by the Trust in arriving at taxable income whereby tax is eliminated at the Trust level and is paid by the unitholders. The proposals would result in a two-tiered tax structure whereby distributions would first be subject to a 31.5 per cent tax at the Trust level commencing in 2011, and then unitholders would be subject to tax on the distribution as if it were a taxable dividend paid by a taxable Canadian corporation. If enacted, the proposals would apply to the Trust effective January 1, 2011. The Trust is currently assessing various alternatives with respect to the potential implications of the tax proposals, however until the legislation is enacted in final form, the Trust will not arrive at a final conclusion with respect to future Trust structure and implications to the Trust. As the tax proposals had not yet been substantively enacted as of December 31, 2006, the consolidated financial statements do not reflect the impact of the proposed taxation.

The corporate income tax rate applicable to 2006 is 34.5 per cent, however ARC does not anticipate any material cash income taxes will be paid for fiscal 2006. Due to the Trust's structure, currently, both income tax and future tax liabilities are passed on to the unitholders by means of royalty payments made between ARC Resources and the Trust.

Capital taxes were eliminated effective January 1, 2006 pursuant to the Federal Government budget of May 2, 2006.

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion ("DD&A") rate increased to $15.64 per boe in 2006 from $12.88 per boe in 2005. The higher DD&A rate is due to the Redwater and NPCU acquisitions in the fourth quarter of 2005 for which the Trust recorded a higher proportionate cost per barrel of proved reserves of the acquired operations compared to the existing ARC properties. In addition, the Trust completed net acquisitions in 2006 for $131.8 million plus an additional $5.4 future income tax liability recorded on acquisition, both acquisitions were at a higher proportionate cost per barrel of proved reserves than existing ARC properties. Accretion expense was also higher in 2006 as a result of the higher asset retirement obligation recorded late in 2005 primarily attributed to the acquired Redwater and NPCU properties.

A breakdown of the DD&A rate is a follows:

DD&A RATE
===============================================================================
($ millions except per boe amounts)                 2006       2005    % Change
===============================================================================
Depletion of oil & gas assets (1)                  348.9      259.3        35
Accretion of asset retirement obligation (2)        11.1        5.2       113
-------------------------------------------------------------------------------
Total DD&A                                         360.0      264.5        36
DD&A rate per boe                                  15.64       12.88       21
===============================================================================
(1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment ("PP&E") balance and is being depleted over the life of the reserves.
(2) Represents the accretion expense on the asset retirement obligation during the year.

The costs subject to depletion included $61.3 million relating to the capitalized portion of the asset retirement obligation as at December 31, 2006 ($61.9 million as at December 31, 2005), net of accumulated depletion.

GOODWILL

The goodwill balance of $157.6 million arose as a result of the acquisition of Star in 2003. The goodwill balance was determined based on the excess of total consideration paid plus the future income tax liability less the fair value of the assets for accounting purposes acquired in the transaction.

Accounting standards require that the goodwill balance be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such an impairment exists, it would be charged to income in the period in which the impairment occurs. The Trust has determined that there was no goodwill impairment as of December 31, 2006.

CAPITAL EXPENDITURES AND NET ACQUISITIONS

Total capital expenditures, excluding acquisitions and dispositions, totaled $364.5 million in 2006 compared to $268.8 million in 2005. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures, and the purchase of undeveloped acreage. The significant increase in 2006 capital expenditures is reflective of the Trust's higher production, larger asset base and the higher cost to replace production as well as increased spending on undeveloped land.

In addition to capital expenditures on development activities, the Trust completed net property acquisitions of $115.2 million in 2006. The most significant property acquisition was the purchase of Manitoba properties accounting for 785 boe per day of oil production and 3.4 mmboe of proved plus probable reserves for cash consideration of $74 million. The Trust also completed one minor corporate acquisition for consideration of $16.6 million in 2006.

During the year, the Trust drilled 294 gross wells (220 net wells) on operated properties; consisting of 72 gross oil wells and 222 gross natural gas wells most of which were shallow gas wells with a success rate of 99 per cent. In addition, the Trust participated in 441 gross wells (44 net wells) drilled by other operators.

Proved plus probable oil and gas reserves were effectively maintained at 286.1 mmboe at year end 2006 as a result of the Trust's 2006 capital expenditure program and property and corporate acquisitions.

A breakdown of capital expenditures and net acquisitions is shown below:

CAPITAL EXPENDITURES
===============================================================================
($ millions)                                         2006      2005   % Change
===============================================================================
Geological and geophysical                           11.4        9.2      24
Drilling and completions                            240.5      191.8      25
Plant and facilities                                 77.6       55.0      41
Undeveloped land                                     32.4        9.1     256
Other capital                                         2.6        3.7     (30)
-------------------------------------------------------------------------------
Total capital expenditures                          364.5      268.8      36
-------------------------------------------------------------------------------
Producing property acquisitions (1)                 124.0      111.3      11
Producing property dispositions (1)                  (8.8)     (20.0)    (57)
Corporate acquisitions (2)                           16.6      505.0    (967)
-------------------------------------------------------------------------------
Total capital expenditures and net acquisitions     496.3      865.1    (426)
===============================================================================
(1)  Value is net of post-closing adjustments.
(2) Represents total consideration for the transactions, including fees but is prior to the related future income tax liability, asset retirement obligation and working capital assumed on acquisition.

Approximately 72 per cent of the $364.5 million capital program was financed with cash flow from operations in 2006 compared to 95 per cent in 2005. Property and corporate acquisitions were financed through a combination of debt and proceeds from the 2006 distribution reinvestment program and employee rights plan.

SOURCE OF FUNDING OF CAPITAL EXPENDITURES AND NET ACQUISITIONS

==============================================================================================================================
                                                       2006                                          2005
                                     Development        Net            Total       Development        Net           Total
($ millions)                           Capital      Acquisitions   Expenditures      Capital     Acquisitions    Expenditures
==============================================================================================================================
Expenditures                           364.5           131.8           496.3          268.8          596.3            865.1
------------------------------------------------------------------------------------------------------------------------------
Per cent funded by:
Cash flow                                 72%              -              53%            95%             -               30%
Proceeds from DRIP and Rights Plan        28%              5%             22%             5%             9%               8%
Proceeds from equity offering              -               -               -              -             40%              28%
Debt -                                    95%             25%              -             51%            34%
                                         100%            100%            100%           100%           100%             100%
==============================================================================================================================

ARC expects to undertake significant development activities again in 2007 resulting in a $360 million capital budget. The Trust plans to drill 275 gross wells (225 net wells) on operated properties in 2007, allocate $6.5 million to Enhanced Oil Recovery initiatives such as carbon dioxide ("CO2") injection, continue to research Natural Gas from Coal ("NGC") opportunities and develop the recently acquired Manitoba properties.

LONG-TERM INVESTMENT

During the second quarter of 2006, the Trust made a $20 million investment in the shares of a private company that is involved in the acquisition of oil sands leases with development potential. At year end, the Trust holds less than a two per cent interest in the company and has the intent of holding the shares for investment purposes.

The investment in the shares of the private company has been considered to be a related party transaction due to common directorships of the Trust, the private company and the manager of a private equity fund that holds shares in the private company. In addition, certain directors and officers of the Trust have minor direct and indirect shareholdings in the private company. All of the interested directors declared their interest and the investment was approved unanimously by the directors of the Trust not including the interested directors. The $20 million investment was part of a $325 million private placement of the private company.

ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND

At December 31, 2006, the Trust has recorded an Asset Retirement Obligation ("ARO") of $177.3 million ($165.1 million at December 31, 2005) for future abandonment and reclamation of the Trust's properties. The ARO increased slightly in 2006 as a result of wells drilled in the year and property and corporate acquisitions completed in 2006. The ARO further increased by $11.1 million for accretion expense in 2006 ($5.2 million in 2005) and was reduced by $10.6 million ($4.9 million in 2005) for actual abandonment expenditures incurred in 2005. The Trust did not record a gain or loss on actual abandonment expenditures incurred as the costs closely approximated the liability value included in the ARO.

As a result of the Redwater acquisition in December 2005, the Trust set up a new restricted reclamation fund (the "Redwater Fund") in 2006 to fund future abandonment obligations attributed to the Redwater properties. The Trust makes annual contributions to the Redwater fund and may utilize the funds only for abandonment activities for the Redwater property. With the addition of the Redwater Fund, the Trust now maintains two reclamation funds which together held $30.9 million of money market instruments at December 31, 2006. Future contributions for the two funds will vary over time in order to provide for the total estimated future abandonment and reclamation costs that are to be incurred upon abandonment of the Trust's properties. The Trust currently estimates that $230 million will be contributed to the funds over the next 50 years to provide for future abandonment and reclamation costs.

In total, ARC contributed $12.1 million cash to its reclamation funds in 2006 ($6 million in 2005) and earned interest of $1 million ($0.8 million in 2005) on the fund balances. The increase in funding is attributed to the Redwater fund. The fund balances were reduced by $5.7 million for cash-funded abandonment expenditures 2006 ($4.6 million in 2005).

CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY

A breakdown of the Trust's capital structure is as follows as at December 31, 2006 and 2005:

===============================================================================
Capital Structure and Liquidity
($ millions except per unit and per cent amounts)            2006        2005
===============================================================================
Revolving credit facilities                                 426.1       258.5
Senior secured notes                                        261.0       268.2
Working capital deficit excluding short-term debt (1)        52.0        51.4
-------------------------------------------------------------------------------
Net debt obligations                                        739.1       578.1
-------------------------------------------------------------------------------
Units outstanding and issuable for exchangeable
  shares (thousands)                                        207.2       202.0
Market price per unit at end of year                        22.30       26.49
Market value of units and exchangeable shares             4,620.0     5,352.0
-------------------------------------------------------------------------------
Total capitalization (2)                                  5,359.1     5,930.1
-------------------------------------------------------------------------------
Net debt as a percentage of total capitalization             13.8%       9.7%
Net debt obligations                                        739.1       578.1
Cash flow from operations                                   760.6       639.5
Net debt to cash flow                                         1.0         0.9
===============================================================================
(1) The working capital deficit excludes the balances for commodity and foreign currency contracts.
(2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

The increase in net debt to total capitalization in 2006 is attributed to the devaluation of the trust unit price following the Federal Government's proposed Trust taxation announcement and an increase in debt. Prior to the announcement, the trust unit price was $27.56 per unit and total capitalization approximated $6.3 billion. The devaluation of the unit price resulted in an approximate 20 per cent decline in market capitalization resulting in a higher net debt to total capitalization ratio.

The Federal Government's proposed Trust taxation announcement also caused increased market uncertainty pertaining to the future of the trust sector. This market uncertainty is diminishing over time, however it is our assessment that the Trust's ability to raise equity by issuing new trust units in the market has been diminished. The Government released guidelines regarding trust growth that limits expansion via acquisitions in 2007 to 40 per cent of the Trust's market capitalization as at October 31, 2006. We believe the 40 per cent limit is in excess of what the Trust could raise in the equity markets on a prudent basis. Management's assessment is that the Trust's ability to raise new equity would be dependant on financial market conditions at the time and the nature of the use of proceeds.

The Trust has a syndicated three year revolving credit facility allowing for maximum borrowing of up to $572 million. The debt is secured by all the Trust's oil and gas properties and has the following major covenants:

==================================================================================================================================
COVENANT                                                                          POSITION AS OF DECEMBER 31, 2006
==================================================================================================================================
Long-term debt and letters of credit not to exceed three            Long-term debt and letters of credit of 0.9 times annualized
times annualized net income before non-cash items and               net income before non-cash items and interest expense
interest expense

----------------------------------------------------------------------------------------------------------------------------------
Long-term debt, letters of credit and subordinated debt not         Long-term debt, letters of credit and subordinated debt of 0.9
to exceed four times annualized net income before non-cash          times annualized net income before non-cash items
and interest items                                                  and interest expense expense

----------------------------------------------------------------------------------------------------------------------------------
Long-term debt and letters of credit not to exceed 50 per           Long-term debt and letters of credit of 26.8 per cent of the
cent of the sum of the book value of unitholders' equity,           sum of unitholders' equity, long-term debt, letters of credit,
long-term debt, letters of credit, and subordinated debt            and subordinated debt

==================================================================================================================================

As indicated by the above covenants, the Trust has additional potential borrowing capacity above the $572 credit facility, however the Trust's objective is to limit debt to under 2.0 times cash flow from operations and 20 per cent of total capitalization.

In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust's assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, respectively. The Trust had $4.7 million of letters of credit outstanding at December 31, 2006 and no subordinated debt. As at December 31, 2006, the Trust was in compliance with all covenants.

In addition to the $572 million credit facility, the Trust has issued senior secured notes which do not reduce the available borrowings under the credit facility.

Net debt obligations increased by $161 million in 2006 to $739.1 million as a result of significant capital and acquisition activity in the year that resulted in a working capital deficit and the majority of acquisitions having been funded with debt. The Trust funded 72 per cent of its 2006 capital development program of $364.5 million with cash flow and the remaining $101.2 million was funded with proceeds from the DRIP and employee rights plan. The Trust funded $125 million of the 2006 acquisitions with debt and the remaining $6.8 million was funded with proceeds from the DRIP and Employee Rights program.

The Trust intends to finance its $360 million 2007 capital program with cash flow and the proceeds of the distribution reinvestment program with any remainder being financed with debt.


UNITHOLDERS' EQUITY

At December 31, 2006, there were 207.2 million units issued and issuable for exchangeable shares, an increase of 5.2 million units from December 31, 2005. The increase in number of units outstanding is mainly attributable to the 3.9 million units issued pursuant to the DRIP during 2006 at an average price of $24.67 per unit.

The Trust had 0.4 million rights outstanding as of December 31, 2006 under an employee plan where further rights issuances were discontinued in 2004. The rights have a five-year term and vest equally over three years from the date of grant. The majority of rights vested on May 6, 2006. The remaining rights may be purchased at an average adjusted exercise price of $9.47 per unit as at December 31, 2006. All but 6,000 of the rights were fully vested at December 31, 2006 and the remainder will vest on March 22, 2007. The contractual life of the rights varies by series but all will expire on or before March 22, 2009.

The Whole Unit Plan introduced in 2004 is a cash compensation plan for employees, officers and directors of the Trust and does not involve any units being issued from treasury. The Trust has made provisions whereby employees may elect to have units purchased for them on the market with the cash received upon vesting.

Unitholders electing to reinvest distributions or make optional cash payments to acquire units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During 2006, the Trust raised proceeds of $96.1 million and issued 3.9 million trust units pursuant to the DRIP.


CASH DISTRIBUTIONS

ARC declared cash distributions of $484.2 million ($2.40 per unit), representing 64 per cent of 2006 cash flow from operations compared to cash distributions of $376.6 million ($1.99 per unit), representing 59 per cent of cash flow from operations in 2005. The remaining 36 per cent of 2006 cash flow ($276.4 million) was used to fund 72 per cent of ARC's 2006 capital expenditures and make contributions, including interest, to the reclamation fund ($13.2 million).

Monthly cash distributions for 2006 were $0.20 per unit. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

The following items may be deducted from cash flow to arrive at cash distributions to unitholders:

o An annual contribution to the reclamation funds and interest earned on the fund balances. The reclamation funds are segregated bank accounts or subsidiary trusts and the balances will be drawn on in future periods as the Trust incurs abandonment and reclamation costs over the life of its properties. The contribution level is reviewed annually based on a detailed assessment of the Trust's total future abandonment obligation, an estimated return based on current interest rates and a future funding period approximating 50 years. The funding amount is approved by the Health, Safety and Environment committee. As future abandonment and reclamation obligations will be settled with reclamation fund balances over the life of the properties, the Trust does not anticipate any separate deductions from cash flow for abandonment and reclamation costs. The annual contribution was $12.1 million in 2006 or two per cent of cash flow and will vary in future periods depending on acquisition and capital development activity and abandonment cost estimates to reclaim the Trust's oil and natural gas properties. The most significant annual contributions to the reclamation funds are expected to occur in years 2007 through 2015. The 2007 contribution is currently estimated to be $12 million.

o The portion of capital expenditures that are funded with cash flow. The Trust's distribution policy guideline is to withhold at least 20 per cent of cash flow to fund a portion of capital expenditures. In 2006, the Trust withheld 34 per cent of 2006 cash flow to fund 72 per cent of the capital program excluding acquisitions. The objective of the Trust's capital expenditure program is to replace natural production declines resulting in stable production. This level of capital expenditures may not replace the Trust's reserves produced out during the period, but rather bring non-producing reserves on stream.

o Debt principal repayments to the extent that required principal repayment cannot be refinanced by other means. The Trust's current debt level is well within the covenants specified in the debt agreements and, accordingly, there are no current mandatory requirements for repayment. Refer to the "Capital Structure and Liquidity" section of this MD&A for a detailed review of the debt covenants.

o Income taxes that are not passed on to unitholders. The Trust has a liability for future income taxes due to the excess of book value over the tax basis of the assets of the Trust and its corporate subsidiaries. The Trust currently minimizes or eliminates cash income taxes in corporate subsidiaries by maximizing deductions, however in future periods there may be cash income taxes if deductions are not sufficient to eliminate taxable income and if proposed changes in Trust taxation are enacted. Taxability of the Trust is currently passed on to unitholders in the form of taxable distributions whereby corporate income taxes are eliminated at the Trust level. If the proposed Trust taxation legislation is enacted, the Trust anticipates that the resulting tax commencing in 2011 at the Trust level would decrease cash flow and thus reduce cash distributions to unitholders.

o Working capital requirements as determined by the Trust. Certain working capital amounts may be deducted from cash flow, however such amounts would be minimal and the Trust does not anticipate any such deductions in the foreseeable future.

o The Trust has certain obligations for future payments relative to employee long-term incentive compensation. Presently, the Trust estimates that $18.2 million to $58.6 million will be paid out pursuant to such commitments in 2007 through 2009 subject to vesting provisions and future performance of the Trust. These amounts will reduce cash flow and in turn cash distributions in future periods.

Cash flow and cash distributions in total and per unit were as follows:

CASH FLOW AND DISTRIBUTIONS
                                                           ($ million)                        ($ per unit)
===========================================================================================================================
($ millions and $ per unit)                              2006       2005     % Change       2006       2005      % Change
===========================================================================================================================
Cash flow from operations                               760.6      639.5       19           3.72       3.35         11
Reclamation fund contributions (1)                      (13.2)      (6.8)      94          (0.06)     (0.04)        50
Capital expenditures funded with cash flow             (263.2)    (256.1)       3          (1.28)     (1.34)        (4)
Other (2)                                                   -          -                    0.02       0.02          -
---------------------------------------------------------------------------------------------------------------------------
Cash distributions                                      484.2      376.6       29           2.40       1.99         21
===========================================================================================================================

(1) Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.
(2) Other represents the difference due to cash distributions paid being based on actual units at each distribution date whereas per unit cash flow, reclamation fund contributions and capital expenditures funded with cash flow are based on weighted average trust units in the year plus units issuable for exchangeable shares at year-end.

The Trust continually assesses distribution levels, in light of commodity prices and production volumes, to ensure that distributions are in line with the long-term strategy and objectives of the Trust as per the following guidelines:

o To maintain a level of distributions that, in the opinion of Management and the Board of Directors, are sustainable for a minimum period of six months. The Trust's objective is to normalize the effect of volatility of commodity prices rather than to pass on that volatility to unitholders in the form of fluctuating monthly distributions.

o To ensure that the Trust's payout ratio does not exceed 80 per cent on an annual basis. The Trust believes that a portion of cash flow should be reinvested in capital development activities in order to offset, in part, the natural production declines of the Trust's assets over the long-term. The use of cash flow to fund capital development activities reduces the requirements of the Trust to use debt and equity to finance these expenditures. In 2006 the Trust funded 72 per cent of capital development activities with 34 per cent of cash flow. The actual amount of cash flow withheld to fund the Trust's capital expenditure program is dependent on the commodity price environment and is at the discretion of the Board of Directors.

In order to set distributions to meet the above noted objectives, the Trust maintains an annual cash flow forecast that incorporates actual results of the Trust and market conditions. An annual distribution is determined based on the Trust's objectives of a maximum annual payout ratio of 80 per cent, a minimum of 20 per cent of annual cash flow to fund capital expenditures, and a minimum annual contribution to the reclamation funds. As market conditions change, the forecast is updated to assess whether there should be a change in distribution levels. A change to distributions is proposed only if there is a reasonable probability that the revised distribution may be maintained for a minimum six-month period. If distribution levels remain the same, the difference in cash flow between estimated and actual results is reflected in the level of cash funded capital expenditures.

The actual amount of future monthly cash distributions are proposed by management and are subject to the approval and discretion of the Board of Directors. The Board reviews future cash distributions in conjunction with their review of quarterly financial and operating results.

Monthly cash distributions for the first quarter of 2007 have been set at $0.20 per unit subject to monthly review based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

Historical Cash Distributions by Calendar Year
The following table presents cash distributions paid and payable for each calendar period.

=====================================================================================================
CALENDAR YEAR                               DISTRIBUTIONS    TAXABLE PORTION      RETURN OF CAPITAL
=====================================================================================================
2007 YTD (2)                                     0.20             0.20 (2)             0.00 (2)
2006 (1)                                         2.60             2.55 (3)             0.05 (3)
2005                                             1.94             1.90                 0.04
2004                                             1.80             1.69                 0.11
2003                                             1.78             1.51                 0.27
2002                                             1.58             1.07                 0.51
2001                                             2.41             1.64                 0.77
2000                                             1.86             0.84                 1.02
1999                                             1.25             0.26                 0.99
1998                                             1.20             0.12                 1.08
1997                                             1.40             0.31                 1.09
1996                                             0.81                -                 0.81
-----------------------------------------------------------------------------------------------------
Cumulative                                    $ 18.83          $ 12.09              $  6.74
=====================================================================================================

(1)  Based on cash distributions paid and payable in 2006.
(2) Based on cash distributions declared at January 31, 2007 and estimated taxable portion of 2007 distributions of 98 per cent.
(3)  Based on taxable portion of 2006 distributions of 98 per cent.

2006 Monthly Cash Distributions
Actual cash distributions paid and payable in 2006 along with relevant payment dates were as follows:

=========================================================================================================
EX-DISTRIBUTION DATE          RECORD DATE               DISTRIBUTION PAYMENT DATE    TOTAL DISTRIBUTION
=========================================================================================================
December 28, 2005             December 31, 2005         January 16, 2006                   0.20
January 27, 2006              January 31, 2006          February 15, 2006                  0.20
February 24, 2006             February 28, 2006         March 15, 2006                     0.20
March 29, 2006                March 31, 2006            April 17, 2006                     0.20
April 26, 2006                April 30, 2006            May 15, 2006                       0.20
May 29, 2006                  May 31, 2006              June 15, 2006                      0.20
June 28, 2006                 June 30, 2006             July 17, 2006                      0.20
July 27, 2006                 July 31, 2006             August 15, 2006                    0.20
August 29, 2006               August 31, 2006           September 15, 2006                 0.20
September 27, 2006            September 30, 2006        October 16, 2006                   0.20
October 27, 2006              October 31, 2006          November 15, 2006                  0.20
November 28, 2006             November 30, 2006         December 15, 2006                  0.20
December 27, 2006             December 31, 2006         January 15, 2007                   0.20
-----------------------------------------------------------------------------------------------------
Total 2006                                                                                 2.60 (1)
=========================================================================================================

(1) At the Annual and Special Meeting of Unitholders held on Monday, May 15, 2006, the Unitholders approved amendments to the Trust Indenture including a modification to the distribution language to ensure that all income of the Trust as of December 31 in each year is payable to Unitholders. As a result of this amendment, beginning in 2006 the distributions declared payable to Unitholders on the December 31st record date will be included in the Unitholder's income in that calendar year. For 2006, the Unitholders will include distributions with respect to record dates for the period December 31, 2005 to December 31, 2006, i.e. 13 distributions.

Please refer to the Trust's website at www.arcenergytrust.com for details on distributions dates for 2007.

TAXATION OF CASH DISTRIBUTIONS

Cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the units held. For 2006, cash distributions paid in the calendar year will be 98 per cent return on capital (taxable) and two per cent return of capital (tax deferred).For a more detailed breakdown, please visit our website at www.arcenergytrust.com.

The proposed Trust taxation announced by the Federal Government on October 31, 2006 and subsequent draft legislation would result in income taxes being imposed at the Trust level on distributions paid to unitholders effective January 1, 2011. The Trust is currently assessing the proposals and the potential implications to the Trust in future periods.

DEFICIT

During the second quarter, presentation changes were made to combine the previously reported accumulated earnings and accumulated cash distribution figures on the balance sheet into a single deficit balance. The Trust has historically paid cash distributions in excess of accumulated earnings as cash distributions are based on cash flow generated in the current period, while accumulated earnings are based on cash flow generated in the current period less a depletion and depreciation expense recorded on the original property, plant, and equipment investment. Numbers presented for comparative purposes have been restated to reflect this change in presentation.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and lease rental obligations. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The Trust also has contractual obligations and commitments that are of a less routine nature as disclosed in the following table.

COMMITMENTS
                                                            PAYMENTS DUE BY PERIOD
===================================================================================================================
($ millions)                                  2007         2008 - 2009      2010-1011      Thereafter       Total
===================================================================================================================
Debt repayments                                8.0            451.2           53.1             174.8        687.1
Interest payments (1)                         11.3             21.5           18.1              20.8         71.7
Reclamation fund contributions (2)             6.0             11.1            9.5              76.2        102.8
Purchase commitments                          12.6              8.4            3.4               6.8         31.2
Operating leases                               5.3              9.9            5.0                 -         20.2
Derivative contract premiums (3)              12.4              3.3              -                 -         15.7
Retention bonuses                              1.0                -              -                 -          1.0
-------------------------------------------------------------------------------------------------------------------
Total Contractual Obligations                 56.6            505.4           89.1             278.6        929.7
===================================================================================================================

(1)  Fixed interest payments on the Senior Secured Notes.
(2) Contribution commitments to a restricted reclamation fund associated with the Redwater property acquired in 2005.
(3) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

The above noted derivative contract premiums are part of the Trust's commitments related to its risk management program. In addition to the above premiums, the Trust has commitments related to its risk management program. As the premiums are part of the underlying derivative contract, they have been recorded at fair market value at December 31, 2006 on the balance sheet as part of commodity and foreign currency contracts.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust's 2007 capital budget has been approved by the Board at $360 million. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations and therefore the following table does not include any commitments for outstanding litigation and claims.

The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations.


OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements which aggregate to less that $1 million and were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2006.

The Trust's long-term electricity hedge and interest rate hedges have not been recorded as an asset or liability on the balance sheet as they qualify as effective accounting hedges.

The Trust entered into agreements to pay premiums pursuant to certain crude oil derivative put contracts. Premiums of $15.7 million will be paid in 2007 through 2009 for the put contracts in place at December 31, 2006. As the premiums are part of the underlying derivative contract, they have been recorded at fair market value at December 31, 2006 on the balance sheet.

CRITICAL ACCOUNTING ESTIMATES

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust's financial and operating results incorporate certain estimates including:

o estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

o    estimated capital expenditures on projects that are in progress;

o    estimated  depletion,   depreciation  and  accretion  that  are  based  on
     estimates of oil and gas reserves that the Trust expects to recover in the future;

o estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

o estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
o estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust's environmental, health and safety policies.


INTERNAL CONTROLS UPDATE

On July 31, 2002, the United States Congress enacted the Sarbanes-Oxley Act ("SOX"). SOX applies to all companies registered with the Securities and Exchange Commission ("SEC"). Although ARC is not listed on a U.S. stock exchange, the Trust is registered with the SEC as a result of having acquired Startech Energy Inc. in 2001 and therefore was required to comply with section 404 of the SOX legislation as at December 31, 2006 and each year thereafter.

There are various components to the SOX legislation, however the most comprehensive is Section 404 "Internal Controls Over Financial Reporting".
Section 404 requires that management undertake the following:

o    identify and document internal controls that impact financial reporting;

o    assess the effectiveness of those internal controls;

o remediate any deficiencies in internal controls and/or implement any required controls that are not already in place;

o    test the internal controls to ensure that they are operating  effectively;
     and

o issue a report, to be signed by the Chief Operating Officer and the Chief Financial Officer, on management's assessment of the effectiveness of internal controls and communicate any material weaknesses.

Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the company's internal control over financial reporting based on the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the company's internal control over financial reporting was effective as of December 31, 2006. Management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, as reflected in their report for 2006.

As of December 31, 2006, an internal evaluation was carried out of the effectiveness of the Trust's disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934, also known as SOX
302. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that the Trust files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by the Trust in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Trust's management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

In addition to SOX, ARC is required to comply with Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", otherwise referred to as Canadian SOX ("C-Sox"). The Canadian requirements closely parallel the SEC's certification rules, however, currently there is no requirement to have the external auditor opine on the Trust's internal controls or management's assessment thereof. ARC has complied with this legislation by filing bare interim certificates and a full annual certificate with no modifications in conjunction with the December 31, 2006 year end. The 2006 certificate requires that the Trust disclose in the annual MD&A any changes in the Trust's internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect the Trust's internal control over financial reporting. The Trust confirms that no such changes were made to the internal controls over financial reporting during 2006.

FINANCIAL REPORTING UPDATE

During 2006, the Trust commenced a review of the new CICA Handbook section 3855 "Financial Instruments - Recognition and Measurement", section 1530 "Comprehensive Income" and section 3865 "Hedges" that deal with the recognition and measurement of financial instruments at fair value and comprehensive income. The new standards are intended to harmonize Canadian standards with United States and international accounting standards. The new standards are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. These new standards will impact the Trust in 2007 and are currently being reviewed to assess their impact.

OBJECTIVES AND 2007 OUTLOOK

Sustainability It is the Trust's objective to provide superior and sustainable long-term returns to unitholders by focusing on the key strategic objectives of the business plan. The Trust acquires, develops and optimizes oil and natural gas properties in predominantly mature areas to generate a cash flow stream. Due to natural production declines, the Trust must continually develop its reserves and/or acquire new reserves in an effort to maintain reserves, production and cash flow levels on which distributions are paid. The trust facilitates this by withholding a portion of cash flow to fund a portion of ongoing capital development activities and maintaining moderate debt levels; this is evidenced by the Trust's low payout ratio. Oil and gas royalty trusts hold assets that are depleting and unitholders should expect production, revenue, cash flow and distributions to decline over the long-term if reserves cannot be economically replaced. The Trust has an inventory of internal development prospects that will enable the Trust to maintain production and reserves for a minimum period of two years. The Trust anticipates employing a conservative payout policy to provide for cash funding of a portion of ongoing capital development programs and maintaining low debt levels to facilitate further growth. The Trust measures its sustainability and success in terms of per unit cash distributions, production, reserves, and cash flow in addition to the ability to maintain low debt levels and the annual replacement of reserves.

Following is a summary of the historical debt-adjusted production and reserves per unit and reserve life index on which the Trust assesses performance and sustainability:

=====================================================================================================================
Per Trust Unit Ratios                    2006          2005         2004         2003         2002      5 Year Total
=====================================================================================================================
Production per unit: (1)
---------------------------------------------------------------------------------------------------------------------
Unadjusted                               0.31          0.29         0.31         0.35         0.35           -
Debt-adjusted (3)                        0.27          0.26         0.28         0.31         0.29           -
Normalized (4)                           0.31          0.31         0.33         0.38         0.33           -
---------------------------------------------------------------------------------------------------------------------
Reserves per unit: (2)
---------------------------------------------------------------------------------------------------------------------
Unadjusted                               1.38          1.42         1.29         1.37         1.47           -
Debt-adjusted (3)                        1.19          1.28         1.20         1.25         1.19           -
Normalized (4)                           1.38          1.49         1.39         1.44         1.38           -
---------------------------------------------------------------------------------------------------------------------
Reserve life index (5)                   12.4          12.9         12.2         12.4         11.8           -
Cash flow per unit                       3.72          3.35         2.41         2.56         1.87       13.91
Cash distributions per unit              2.40          1.99         1.80         1.80         1.56        9.55
Payout ratio per cent (6)                  64            59           74           71           82          70
Per cent of cash flow retained             36            41           26           29           18          30
=====================================================================================================================

(1) Represents daily average production per thousand units. Calculated based on annual daily average production divided by weighted average trust units outstanding including trust units issuable for exchangeable shares.
(2) Calculated based on proved plus probable reserves divided by period end trust units outstanding including trust units issuable for exchangeable shares.
(3) Debt-adjusted indicates that all years as presented have been adjusted to reflect a nil net debt to capitalization. It is assumed that additional trust units were issued at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to reduce the net debt balance to zero in each year. The debt-adjusted amounts are presented to enable comparability of annual per unit values.
(4) Normalized indicates that all years as presented have been adjusted to reflect a net debt to capitalization of 14 per cent as per December 31, 2006. It is assumed that additional trust units were issued (or repurchased) at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to reduce the net debt balance to 14 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of annual per unit values.
(5) Calculated based on proved plus probable reserves divided by annual 2007 production estimate of 63,000 boe per day for 2006 RLI.
(6)  Calculated as cash distributions divided by cash flow from operations.

During the 2002 to 2006 time period the trust's normalized production per unit has decreased only slightly from 0.33 to 0.31 boe of daily average production per thousand trust units and normalized reserves per unit have remained constant during this time at 1.38 boe of proved plus probable reserves per trust unit. The maintenance of production and reserves per unit occurred even with the payout of $1.7 billion of cash distributions ($9.55 per trust unit and 70 per cent of cash flow) during the 2002 through 2006 time period. This indicates that the Trust has continually grown production levels to offset natural production declines and developed and grown its reserve base. The normalized production per unit is a key measure as it indicates the ability to generate cash flow from core operations which in turn impacts the level of cash that may be distributed to unitholders. The Trust expects to replace production in 2007 from internal development opportunities.

To compare the Trust's results with oil and gas companies that retain all of their cash flow to grow production and reserves, the Trust looks at normalized and distribution-adjusted production and reserves per unit which calculates the total reserves and production per initial investment with the assumption that distributions are reinvested through the DRIP plan. Consequently, the reserves and production per initial investment increase over time as the investor's number of trust units increase with distribution reinvestment. The Trust's normalized daily average production per initial investment has increased from
0.33 boe per thousand trust units in 2002 to 0.56 in 2006, while normalized reserves per initial investment have increased from 1.53 boe at January 1, 2002 to 2.50 boe at December 31, 2006. The increase is attributed to the DRIP factor whereby one trust unit purchased on January 1, 2002 would have grown to 1.81 trust units on December 31, 2006. A unitholder can replicate this by participating in the DRIP so that the number of units they own increases over time.

The Trust's  reserve  life index  ("RLI")  increased to 12.4 years in 2006 from
11.8 years in 2002. The RLI is a measure of the remaining average life of the reserves based on a current production estimate for 2007 of 63,000 boe per day. The Trust's high RLI is indicative of the high quality of assets and long reserve life of the properties. The acquisition of the Redwater and NPCU properties in 2005 resulted in an increase in the RLI due to the long reserve life of the properties. A high RLI is key for a royalty trust as it is indicates the potential sustainability of production levels and cash flow over a longer period of time.

The Trust's distribution policy centres around the goal of providing a consistent and sustainable level of distributions to unitholders and to provide for future growth. The low payout ratio is indicative of the Trust's commitment to fund ongoing development activities with cash flow to enable long-term sustainability. A high payout ratio indicates that ongoing capital development activities must be either debt or equity financed. The Trust's payout ratio has declined over time as the Trust has addressed the issue of long-term sustainability while setting distribution levels.

An additional measure of sustainability is the comparison of net income to cash distributions. Net income incorporates all costs including depletion expense and other non-cash expenses whereas cash flow from operations measures the cash generated in a given period before the cost of the associated reserves. Therefore, net income may be more representative of the profitability of the entity and thus a relevant measure against which to measure cash distributions to illustrate sustainability. As net income is sensitive to fluctuations in commodity prices, it is expected that there will be deviations between annual net income and cash distributions. The following table illustrates the annual excess or shortfall of cash distributions to net income as a measure of long-term sustainability.

NET INCOME AND CASH DISTRIBUTIONS

==============================================================================================================================
($ millions except per cent)                     2006          2005         2004         2003         2002      5 Year Total
==============================================================================================================================
Net income                                      460.1         356.9        241.7        284.6         70.0         1,413.3
Cash distributions                              484.2         376.6        330.0        279.3        183.6         1,653.7
------------------------------------------------------------------------------------------------------------------------------
Excess (shortfall)                              (24.1)        (19.7)       (88.3)         5.3       (113.6)         (240.4)
Excess (shortfall) as per cent of net income       (5%)          (6%)        (37%)          2%         (62%)         (17%)
Payout of cash flow per cent                       64%           59%          74%          71%          82%           70%
==============================================================================================================================

During 2002 through 2004, there was significant volatility in commodity prices and it was management's decision to maintain distributions at a consistent level during that time as it was perceived that the decline in commodity prices was temporary. Management's decision to lower payout ratios over time is illustrated in the table as cash distributions more closely approximate net income in 2005 and 2006.

Returns to Unitholders and Proposed Federal Legislation to Tax Income Trusts The Trust has provided unitholders with the following one, three and five year returns, including reinvestment of distributions:

TOTAL RETURNS
===============================================================================
($ per unit except for per cent)        One Year     Three Year     Five Year
===============================================================================
Distributions per unit                 $   2.40        $   6.19       $  9.55
Capital appreciation per unit          $  (4.19)       $   7.56       $  10.20
Total return per unit                  $  (1.79)       $  13.75       $  19.75
Annualized total return per unit       %   (8.0)       %   26.7       %   26.5
===============================================================================

To the end of 2006, the Trust has provided cumulative cash distributions of $18.63 per unit and capital appreciation of $12.30 per unit for a total return of $30.93 per unit (23.8 per cent annualized total return) for unitholders who invested in the Trust at inception in 1996. The Trust has announced 2007 cash distributions of $0.20 per unit per month through March 2007.

During 2006, the announcement and subsequent introduction of proposed legislation regarding taxation of Trusts resulted in a significant decline in trust unit prices throughout the industry. Consequently, many trusts have reported a negative total return to unitholders in 2006 as a result of the decline in trust unit prices immediately following the announcement. ARC's return to unitholders was negative eight per cent in 2006 as a result of a 20 per cent decline in the trust unit price following the Federal Government announcement on October 31, 2006. The Trust had reached a historic high unit price of $30.74 in August 2006. Annual distributions to unitholders of $2.40 per trust unit are our highest to date.

Despite the devaluation of the trust unit price following the proposed Trust taxation announcement, the Trust's business remains unchanged and the Trust is still a prospering and sustainable entity with no change to the core operations. Subsequent to the announcement, the Trust has been actively researching alternatives regarding the structure and business strategy leading up to the implementation of the proposed tax in 2011. Under the current proposed legislation, the most viable option appears to be conversion to a corporate entity no earlier than January 1, 2011 due to the punitive financial impact that the taxation would have on the trust structure. However, given that the legislation has not been officially enacted, the Trust has not made any conclusive decisions with respect to the strategy over the next four years as we feel it is prudent to await the final legislation and fully research all alternatives before making a final decision. The Trust is working closely with legal and business advisors as to the potential future structure and direction of the Trust in an effort to maximize the value to unitholders, and to choose a direction which is in the best interest of its unitholders.

ARC plans to proceed with its full $360 million capital expenditure budget for 2007 which consists of a robust drilling and development program on its diverse asset base. The 2007 capital budget is being deployed on well tie-ins and other facility related costs, a balanced drilling program of low and moderate risk wells and the acquisition of undeveloped land. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities. The 2007 capital expenditure budget anticipates the drilling of 225 net operated wells and the addition of 11,000 boe per day of new production from the capital development program to replace declines at existing properties. The 2007 capital budget also allows for a portion of spending to further research and pursue Enhanced Recovery Initiatives such as CO2 injection and NGC development. Despite the Trust's active fourth quarter, there was a general slow down in activity levels for the industry late in 2006. The Trust expects that with the lower activity levels and decreased demand for industry services that costs will moderate slightly in 2007. Current low debt levels and a strong working capital position provide the Trust with the financial flexibility to fund the 2007 capital expenditure program.

The Trust continually looks to execute minor property acquisitions and dispositions in order to enhance and streamline the Trust's portfolio of oil and natural gas assets. The Trust continually reviews potential acquisitions of both conventional oil and natural gas reserves and in the broader energy industry. The Federal Government issued guidance with respect to limitations on future growth of the Trust in conjunction with the proposed Trust taxation announcement. The Trust does not anticipate that the guidelines will impair the Trust's ability to annually replace or grow reserves in the next four years as the guidelines allow sufficient growth targets. Key attributes of the future growth constraints are as follows:

o Trusts may grow in size by 100 per cent cumulatively for the period 2007 through 2010 as measured by the value of equity based on the October 31, 2006 market capitalization. The cumulative limit starts at 40 per cent in 2007 and increases by 20 per cent per year in 2008 through 2010.

o    Merger of two Trusts will not be impacted by the growth limitations.

o The growth limits are not impacted by non-convertible debt-financed growth but rather focus solely on the issuance of equity to facilitate growth.

The  Trust  will  continue  to  assess  accretive  acquisition   opportunities.
Acquisitions are evaluated internally and acquisitions in excess of $25 million are subject to Board approval.

ACCOMPLISHMENT OF 2006 OBJECTIVES

The key future objectives of the Trust's business plan, as identified below, are reviewed annually by the Board. The Trust was successful in meeting all of its objectives in 2006 as individually addressed below. They continue to be key objectives for 2007.

o Annual reserves replacement - The Trust's proved plus probable reserves were effectively maintained as December 31, 2006 reserves of 286.1 mmboe were within one per cent of the 287 mmboe recorded as at December 31, 2005. The reserves were maintained through a combination of the $364.5 million 2006 capital development program and corporate and property acquisitions (net of dispositions) of $131.8 million.

o Ensuring acquisitions are strategic and enhance unitholder returns - The Trust added producing properties in Manitoba to its asset base in 2006 and also increased its land ownership in certain core areas in 2006 in an effort to increase its inventory of future development opportunities. In addition, the Redwater property acquired in 2005 provided many opportunities to ARC due to the optimization potential of this long-life, light oil property. Since acquisition, ARC has reactivated 95 gross wells (62 net wells) at Redwater and NPCU and increased production by approximately 580 boe per day net. ARC believes that long-life, light oil properties will provide future opportunities to enhance unitholder value through the application of tertiary recovery methods.

o Controlling costs - Due to the diligence of field and office operating staff, the Trust's base operating costs per boe, before the impact of higher cost acquisitions, increased by approximately five per cent over 2005 costs. Cash G&A costs in 2006 increased 18 per cent to $1.58 per boe from $1.34 per boe in 2005 as a result of both increased staff counts following acquisitions and increased compensation costs due to the extremely competitive marketplace for experienced staff with oil and gas expertise. The Trust believes the $1.58 per boe cash G&A costs will be better than average for mid-sized oil and gas producers in 2006. The Trust's three year average FD&A costs of $15.59 per boe prior to incorporating future development costs ("FDC") and $18.99 per boe with FDC are expected to approximate the industry average. The increase in FD&A costs in 2006 is considered an anomaly partly due to the large investment in strategic undeveloped land with no associated reserves. The land acquisitions provide future development opportunities and are expected to yield reserves in future periods as development occurs.

o Conservative utilization of debt - The Trust's net debt levels were under 14 per cent of total capitalization and debt to 2006 cash flow was slightly less than 1.0 times for the year ended 2006. With the Federal Government's proposed Trust taxation announcement, the Trust's market capitalization fell by approximately 20 per cent to $4.5 billion whereby the net debt to total capitalization increased accordingly. The Trust's debt levels are still considered to be one of the lowest in the Trust sector.

o Continuously developing the expertise of our staff and seeking to hire and retain the best in the industry - The Trust runs an active training and development program for its employees and encourages personal development. The Trust continues to assess compensation levels in the industry to ensure that the Trust's compensation is competitive so as to attract and retain the best employees. The Trust's long-term incentive plan's payouts are directly tied to the Trust's performance providing alignment between employees and investors.

o Building relationships and conducting business in a way that is viewed as fair and equitable - ARC employees, leadership team and directors work hard to build the ARC "franchise value" through honest, transparent dealings with our business partners. "Treating all people with respect" is a key message inside and outside the organization. This basic business fundamental allows us to build enduring relationships with joint venture partners, land owners, investors, banks and lending institutions, governments and the investment community.

o Promoting the use of proven and effective technologies - The Trust continues to research new technologies in an effort to conduct its operations in the most efficient and cost effective manner. The Trust has committed a portion of its 2007 capital expenditure budget towards continued research into tertiary recovery methods.

o Being an industry leader in health, safety and environmental performance - The Trust's primary focus continues to be on operating in a safe, reliable and responsible fashion. The Trust is committed to the platinum level of CAPP Stewardship reporting and continues to achieve reductions in greenhouse gas emissions under the Canada Climate Change VCR initiative. The Trust's commitment to pursue additional CO2 injection opportunities is expected to have the two-fold benefit of enhanced recovery of reserves and the capture and containment of CO2 emissions which will benefit the environment. The Trust's commitment to safety is evidenced by zero lost time incidents reported for employees of the Trust in 2006.

o Continuing to actively support local initiatives in the communities in which we live and work - The Trust is very actively involved in charitable and philanthropic causes both in Calgary and in the rural communities in which it operates. ARC continued to be a strong supporter of the United Way, Alberta Cancer Foundation, Alberta Children's Hospital and many community organizations in rural centres. In addition to the $1.3 million of cash donations made to charitable organizations in 2006 the Trust also provided business expertise, employee volunteers and tangible assets as needed.

2006 REVIEW AND 2007 GUIDANCE

Following is a summary of the Trust's 2007 Guidance issued by way of news release on November 2, 2006 and a review of 2006 actual results compared to 2006 Guidance:

==========================================================================================================================
                                                          2006 Guidance       Actual 2006     % Change     2007 Guidance
==========================================================================================================================
Production (boe/d)                                            63,000             63,056           -            63,000
Expenses ($/boe):
   Operating costs                                              8.40               8.49           1              8.95
   Transportation                                               0.70               0.63         (10)             0.70
   G&A expenses - cash                                          1.65               1.58          (4)             2.25
   G&A expenses - stock compensation plans                      0.60               0.47         (22)             0.20
   Interest                                                     1.35               1.38           2              1.50
   Taxes                                                        0.02               0.01         (50)             0.00
Capital expenditures ($ millions)                                370                365          (1)              360
Weighted average trust units and units issuable (millions)       205                207           1               208
==========================================================================================================================

Actual 2006 results were in line with 2006 guidance with only minor exceptions as follows:

o Operating costs were slightly higher than guidance due to increased Alberta electricity rates in the fourth quarter of 2006.

o    Transportation   costs  were  lower  than   guidance  due  to  lower  than
     anticipated transportation costs in the fourth quarter on trucked volumes.

o Cash G&A expenses were lower than guidance due to higher operating recoveries attributed to high levels of capital and operating activity in the fourth quarter.

o Non-cash G&A expenses were lower than guidance due to the decline in the value of the Trust's whole unit plan following the Federal Government's proposed Trust taxation announcement on October 31, 2006. As the value of the whole unit plan is dependent upon the trust unit price, there was a considerable decrease in the fourth quarter non-cash whole unit plan expense.

o Interest expense was slightly higher than guidance due to increased debt levels in the fourth quarter resulting from high capital and acquisition activity which was partially funded with debt.

o Weighted average trust units were slightly higher than guidance due to the large number of units issued pursuant to the DRIP in the fourth quarter.

There have been no revisions to the 2007 Guidance estimates as originally published on November 2, 2006.


2007 CASH FLOW SENSITIVITY

Below is a table that illustrates sensitivities to pre-hedged cash flow with operational changes and changes to the business environment:

===================================================================================================
                                                               Impact on Annual Cash Flow
Business Environment                              Assumption             Change            $/Unit
===================================================================================================
Oil price (US$WTI/bbl) (1)                         $  59.00           $   1.00            $   0.05
Natural gas price (CDN $AECO/mcf) (1)              $  7.25            $   0.10            $   0.03
USD/CAD exchange rate                                 0.88            $   0.01            $   0.06
Interest rate on debt                                 5.2%            %   1.0             $   0.03
OPERATIONAL
Liquids production volume (bbl/d)                     32,200          %   1.0             $   0.02
Gas production volumes (mmcf/d)                       185.0           %   1.0             $   0.02
Operating expenses per boe                         $  8.95            %   1.0             $   0.01
Cash G&A expenses per boe                          $  2.25            %   10.0            $   0.02
===================================================================================================

(1)  Analysis does not include the effect of hedging contracts.


ASSESSMENT OF BUSINESS RISKS

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust's business that can impact the financial results as follows:

Changes in Tax and Royalty Legislation Income tax laws, or other laws, or provincial royalty programs relating to the oil and gas industry may in the future be changed or interpreted in a manner that adversely affects the Trust or its Unitholders. Tax authorities having jurisdiction over the Trust or Unitholders may disagree with how the Trust calculates its income for tax purposes or how we calculate payment of crown royalties or could change administrative practices to the detriment of the Trust and its Unitholders.

On October 31, 2006, the federal government  announced plans to impose a tax of
31.5 per cent on all distributions paid by all income trusts with the exception of Real Estate Income Trusts. At the time of writing this MD&A the legislation has not been passed, however, if the legislation is successfully passed, the Trust will no longer be able to flow through the Trust's income to unitholders on a tax free basis. The Trust is part of the Coalition of Canadian Energy Trusts who are lobbying the government to exempt the energy trust sector from the proposed rules. In the event that the coalition is not successful in obtaining this exemption the Trust's distributions would become taxable on January 1, 2011.

In light of the proposed changes, the Trust is actively evaluating alternative strategies that could be implemented to ensure that the Trust's guiding principles are still being fulfilled. The proposed solutions could result in a change to the Trust's structure which could impact the amount of distributions being paid to unitholders.

On February 16, 2007, the Alberta government launched a review of Alberta's royalty regime for oil sands, conventional oil and gas and coalbed methane. The review is intended to assess whether the existing royalty regime is providing Albertans with a fair return on the province's natural resources while maintaining an internationally competitive system that allows the Alberta economy to continue to prosper. The review, expected to be completed by August 31, 2007, may result in recommendations which could adversely impact the current royalty structure in place for the Trust's conventional production as well as the future economics for the Trust's coalbed methane prospects.

ACCESS TO CAPITAL MARKETS

To the extent that external sources of capital, including the issuance of additional trust units become limited or unavailable, ARC's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves could be impaired. To the extent that ARC is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributions could be reduced.

Under the proposed changes in tax legislation, the Trust would be subject to the "undue expansion" provisions between now and 2011 which would restrict the amount of equity that ARC can issued for purposes of completing acquisitions.

VOLATILITY OF OIL AND NATURAL GAS PRICES

The Trust's operational results and financial condition, and therefore the amount of distributions paid to the unitholders will be dependent on the prices received for oil and natural gas production. Oil and gas prices have fluctuated widely during recent years and are determined by economic and in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Trust's financial condition and therefore on the distributions to the holders of trust units. ARC may manage the risk associated with changes in commodity prices by entering into oil or natural gas price derivative contracts. If ARC engages in activities to manage its commodity price exposure, the Trust may forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity derivative contracts activities could expose ARC to losses. To the extent that ARC engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.

VARIATIONS IN INTEREST RATES AND FOREIGN EXCHANGE RATES

Variations in interest rates could result in a significant increase in the amount the Trust pays to service debt, resulting in a decrease in distributions to unitholders. World oil prices are quoted in US dollars and the price received by Canadian producers is therefore affected by the Canadian/US dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact the Trust's net production revenue. In addition, the exchange rate for the Canadian dollar versus the US dollar has increased significantly over the last 24 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production, which may affect future distributions. ARC has initiated certain derivative contracts to attempt to mitigate these risks. To the extent that ARC engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. The increase in the exchange rate for the Canadian dollar and future Canadian/US exchange rates may impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

RESERVES ESTIMATES

The reserves and recovery information contained in ARC's independent reserves evaluation is only an estimate. The actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserves evaluator. The reserves report was prepared using certain commodity price assumptions that are described in the notes to the reserves tables. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Trust and substituted for the price assumptions utilized in those reserves reports, the present value of estimated future net cash flows for the Trust's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions.

DEPLETION OF RESERVES AND MAINTENANCE OF DISTRIBUTION

ARC's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on ARC's success in exploiting its reserves base and acquiring additional reserves. Without reserves additions through acquisition or development activities, the Trust's reserves and production will decline over time as the oil and natural gas reserves are produced out.

There can be no assurance that the Trust will make sufficient capital expenditures to maintain production at current levels; nor as a consequence, that the amount of distributions by the Trust to unitholders can be maintained at current levels.

There can be no assurance that ARC will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

ACQUISITIONS

The price paid for reserves acquisitions is based on engineering and economic estimates of the reserves made by independent engineers modified to reflect the technical views of management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, natural gas liquids and sulphur, future prices of oil, natural gas, natural gas liquids and sulphur and operating costs, future capital expenditures and royalties and other government levies that will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the working interests, management and the Trust. In particular, changes in the prices of and markets for oil, natural gas, natural gas liquids and sulphur from those anticipated at the time of making such assessments will affect the amount of future distributions and as such the value of the units. In addition, all such estimates involve a measure of geological and engineering uncertainty that could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flows and distributions to unitholders.

ENVIRONMENTAL CONCERNS AND IMPACT ON ENHANCED OIL RECOVERY PROJECTS

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of ARC or its working interests. Such legislation may be changed to impose higher standards and potentially more costly obligations on ARC. Furthermore, management believes the federal political parties, appear to favor new programs for environmental laws and regulation, particularly in relation to the reduction of emissions, and there is no assurance that any such programs, laws or regulations, if proposed and enacted, will not contain emission reduction targets which ARC cannot meet, and financial penalties or charges could be incurred as a result of the failure to meet such targets. In particular there is uncertainty regarding the Federal Government's Clean Air Act of 2006. The Clean Air Act proposes to reduce greenhouse gas emissions, however emission targets and compliance deadlines differ from those outlined in the Kyoto Protocol which was ratified by Canada. If passed, the Clean Air Act may have adverse operational and financial implications to the Trust.

Additionally, the potential impact on the Trust's operations and business of the December 1997 Kyoto Protocol, which has been ratified by Canada, with respect to instituting reductions of greenhouse gases, is difficult to quantify at this time as specific measures for meeting Canada's commitments have not been developed. Currently, companies are permitted to emit CO2 into the atmosphere with no requirement to capture and re-inject the emissions. In order for the Trust to carry out its enhanced oil recovery program it is necessary to obtain CO2 at a cost effective rate. Given that companies are not forced to capture their emissions, the infrastructure has not been put in place to facilitate this process. Without any additional provisions from the government, the economic parameters of the Trust's enhanced oil recovery programs would be limited.

Although ARC has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

OPERATIONAL MATTERS

The operation of oil and gas wells involves a number of operating and natural hazards that may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to operating subsidiaries of the Trust and possible liability to third parties. ARC will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. ARC may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce distributable cash.

Continuing production from a property, and to some extent the marketing of production there from, are largely dependent upon the ability of the operator of the property. Approximately 30% of ARC's production is operated by third parties. ARC has limited ability to influence costs on partner operated properties. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Trust to certain properties. A reduction of the distributions could result in such circumstances.

DEBT SERVICE AND ADDITIONAL FINANCING

Amounts paid in respect of interest and principal on debt will reduce distributions. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of distributions. Certain covenants of the agreements with ARC's lenders may also limit distributions. Although ARC believes the credit facilities will be sufficient for the Trust's immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of the Trust or that additional funds will be able to be obtained.

The lenders will be provided with security over substantially all of the assets of ARC. If ARC becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell the working interests.

In the normal course of making capital investments to maintain and expand the oil and gas reserves of the Trust, additional units are issued from treasury that may result in a decline in production per unit and reserves per unit. Additionally, from time to time the Trust issues units from treasury in order to reduce debt and maintain a more optimal capital structure. Conversely, to the extent that external sources of capital, including the issuance of additional units, become limited or unavailable, the Trust's ability to make the necessary capital investments to maintain or expand its oil and gas reserves will be impaired. To the extent that ARC is required to use cash flow to finance capital expenditures or property acquisitions, to pay debt service charges or to reduce debt, the level of distributable income will be reduced.

FORWARD-LOOKING STATEMENT

This discussion and analysis contains forward-looking statements as to the Trusts internal projections, expectations or beliefs relating to future events or future performance within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and the
Securities  Act  (Ontario).  In some cases,  forward-looking  statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2007 and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in this discussion analysis, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise.

ADDITIONAL INFORMATION

Additional information relating to ARC can be found on SEDAR at www.sedar.com.

ANNUAL HISTORICAL REVIEW
For the year ended December 31
=================================================================================================================================
(CDN $ millions, except per unit amounts)                      2006           2005           2004            2003          2002
=================================================================================================================================
FINANCIAL
Revenue before royalties                                     1,230.5        1,165.2          901.8           743.2         444.8
   Per unit (1)                                                 6.02           6.10           4.85            4.80          3.72
Cash flow                                                      760.6          639.5          448.0           396.2         224.0
   Per unit - basic (1)                                         3.72           3.35           2.41            2.56          1.87
   Per unit - diluted                                           3.71           3.32           2.38            2.48          1.86
Net income                                                     460.1          356.9          241.7           284.6          70.0
   Per unit - basic (2)                                         2.28           1.90           1.32            1.88          0.60
   Per unit - diluted                                           2.27           1.88           1.31            1.82          0.59
Cash distributions                                             484.2          376.6          330.0           279.3         183.6
   Per unit (3)                                                 2.40           1.99           1.80            1.80          1.56
Total assets                                                 3,479.0        3,251.2        2,305.0         2,281.8       1,467.9
Total liabilities                                            1,550.6        1,415.5          755.7           730.0         599.3
Net debt outstanding (4)                                       739.1          578.1          264.8           262.1         347.8
Weighted average units (millions) (5)                          204.4          191.2          186.1           154.7         119.6
Units outstanding and issuable at period end (millions) (5)    207.2          202.0          188.8           182.8         126.4
---------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
---------------------------------------------------------------------------------------------------------------------------------
Geological and geophysical                                      11.4            9.2            5.4             5.7           2.0
Land                                                            32.4            9.1            4.1            4.0              -
Drilling and completions                                       240.5          191.8          140.4           106.2          70.0
Plant and facilities                                            77.6           55.0           41.1            36.5          14.4
Other capital                                                    2.6            3.7            2.8             3.4           1.9
Total capital expenditures                                     364.5          268.8          193.8           155.8          88.3
Property acquisitions (dispositions), net                      115.2           91.3          (58.2)         (161.6)        119.1
Corporate acquisitions (6)                                      16.6          505.0           72.0           721.6            -
Total capital expenditures and net acquisitions                496.3          865.1          207.6           715.8         207.4
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OPERATING
---------------------------------------------------------------------------------------------------------------------------------
Production
   Crude oil (bbl/d)                                          29,042         23,282         22,961          22,886        20,655
   Natural gas (mmcf/d)                                        179.1          173.8          178.3           164.2         109.8
   Natural gas liquids (bbl/d)                                 4,170          4,005          4,191           4,086         3,479
   Total (boe per day 6:1)                                    63,056         56,254         56,870          54,335        42,425
Average prices
   Crude oil ($/bbl)                                           65.26          61.11          47.03           36.90         31.63
   Natural gas ($/mcf)                                          6.97           8.96           6.78            6.40          4.41
   Natural gas liquids ($/bbl)                                 52.63          49.92          39.04           32.19         24.01
   Oil equivalent ($/boe)                                      53.33          56.54          43.13           37.29         28.73
---------------------------------------------------------------------------------------------------------------------------------
RESERVES (7) (company interest)
---------------------------------------------------------------------------------------------------------------------------------
Proved plus probable reserves
   Crude oil and NGL (mbbl)                                  162,193        163,385        123,226         129,663       117,241
   Natural gas (bcf)                                           743.6          741.7          724.5           720.2         408.8
   Total (mboe)                                              286,125        286,997        243,974         249,704       185,371
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TRUST UNIT TRADING (based on intra-day trading)
---------------------------------------------------------------------------------------------------------------------------------
Unit prices
   High                                                        30.74          27.58          17.98           14.87         13.44
   Low                                                         19.20          16.55          13.50           10.89         11.04
   Close                                                       22.30          26.49          17.90           14.74         11.90
Average daily volume (thousands)                                 706            656            420             430           305
=================================================================================================================================

(1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units plus units issuable for exchangeable shares.
(2) Net income in the basic per trust unit calculation has been reduced by interest on the convertible debentures in 2003 and is based on net income after non-controlling interest divided by weighted average units
     (excluding  units  issuable  for   exchangeable   shares)  for  the  years
     2003-2006.
(3)  Based on number of trust units outstanding at each cash distribution date.
(4) Net debt excludes unrealized commodity and foreign exchange contracts asset and liability.
(5) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
(6) Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.
(7)  Established reserves for 2002.

QUARTERLY HISTORICAL REVIEW

=================================================================================================================================
(CDN $ millions, except per unit amounts)                       2006                               2005
=================================================================================================================================
FINANCIAL                                           Q4         Q3        Q2         Q1        Q4        Q3        Q2         Q1
Revenue before royalties                           292.5      312.3     306.7      318.9     365.3     310.2     251.6     238.1
   Per unit (1)                                     1.42       1.52      1.51       1.58      1.89      1.62      1.32      1.26
Cash flow                                          174.4      200.3     194.7      191.2     207.6     168.1     121.8     142.0
   Per unit - basic (1)                             0.85       0.98      0.96       0.94      1.07      0.88      0.64      0.75
   Per unit - diluted                               0.84       0.97      0.95       0.94      1.07      0.87      0.63      0.74
Net income                                          56.6      116.9     182.5      104.1     130.5     114.6      73.2      38.6
   Per unit - basic (2)                             0.28       0.58      0.91       0.52      0.68      0.61      0.39      0.21
   Per unit - diluted                               0.28       0.58      0.91       0.52      0.68      0.59      0.39      0.20
Cash distributions                                 122.3      121.4     120.6      119.9     115.7      92.6      84.5      83.9
   Per unit (3)                                     0.60       0.60      0.60       0.60      0.60      0.49      0.45      0.45
Total assets                                     3,479.0    3,335.8   3,277.8    3,279.7   3,251.2   2,483.5   2,427.5   2,303.9
Total liabilities                                1,550.6    1,371.3   1,339.9    1,434.1   1,415.5     912.2     895.2     785.8
Net debt outstanding (4)                           739.1      579.7     567.4      598.9     578.1     357.6     366.2     254.3
Weighted average units (5)                         206.5      205.1     203.7      202.5     193.4     191.7     190.3     189.2
Units outstanding and issuable (5)                 207.2      205.7     204.4      203.1     202.0     192.1     191.3     189.6
---------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
---------------------------------------------------------------------------------------------------------------------------------
Geological and geophysical                           3.7        2.2       2.8        2.7       3.0       2.3       2.7       1.3
Land                                                11.8        1.4      14.3        4.9       5.5       2.0       0.8       0.8
Drilling and completions                            79.1       76.2      29.8       55.4      60.3      63.6      32.7      35.2
Plant and facilities                                26.5       24.6      10.9       15.6      17.0      14.8       8.7      14.5
Other capital                                        0.8        0.5       0.8        0.5       2.0       0.3       0.6       0.7
Total capital expenditures                         121.9      104.9      58.6       79.1      87.8      83.0      45.5      52.5
Property acquisitions (dispositions) net            76.4        8.4       2.8       27.6       3.0       5.9      78.7       3.7
Corporate acquisitions (6)                          16.6          -         -          -     462.8         -      42.2         -
Total capital expenditures and net acquisitions    214.9      113.3      61.4      106.7     553.6      88.9     166.4      56.2
---------------------------------------------------------------------------------------------------------------------------------
OPERATING
---------------------------------------------------------------------------------------------------------------------------------
Production
   Crude oil (bbl/d)                              29,605     29,108    27,805     29,651    25,534    23,513    22,046    21,993
   Natural gas (mmcf/d)                            179.5      173.4     178.5      185.0     177.9     168.2     173.1     176.1
   Natural gas liquids (bbl/d)                     4,144      4,166     4,247      4,120     3,943     4,047     3,962     4,072
   Total (boe per day 6:1)                        63,663     62,178    61,803     64,600    59,120    55,592    54,860    55,410
Average prices
   Crude oil ($/bbl)                               58.26      71.84     71.86      59.53     62.12     69.37     58.37     53.63
   Natural gas ($/mcf)                              6.99       6.10      6.35       8.40     12.05      9.08      7.42      7.20
   Natural gas liquids ($/bbl)                     46.51      56.60     54.44      52.91     57.14     50.43     46.13     46.57
   Oil equivalent ($/boe)                          49.94      54.59     54.54      54.86     67.16     60.66     50.40     47.74
---------------------------------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING (based on intra-day trading)
---------------------------------------------------------------------------------------------------------------------------------
Unit prices
High                                               29.22      30.74     28.61      27.51     27.58     24.20     20.30     20.40
Low                                                19.20      25.25     24.35      25.09     20.45     19.94     16.88     16.55
Close                                              22.30      27.21     28.00      27.36     26.49     24.10     19.94     18.15
Average daily volume (thousands)                   1,125        614       548        546       653       599       605       895
=================================================================================================================================

(1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units plus units issuable for exchangeable shares.
(2) Net income per unit is based on net income after non-controlling interest divided by weighted average units (excluding units issuable for exchangeable shares).
(3)  Based on number of trust units outstanding at each cash distribution date.
(4) Net debt excludes unrealized commodity and foreign exchange contracts asset and liability.
(5) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.
(6) Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisitio